As filed with the Securities and Exchange Commission on January 2, 1998
                                                     Registration No. 333-
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------


                                    FORM S-2
                             Registration Statement
                                      Under
                           The Securities Act of 1933

                      ------------------------------------


                               ROANOKE GAS COMPANY
             (Exact name of registrant as specified in its charter)

              Virginia                                54-0359895
     (State or other jurisdiction          (IRS Employer Identification No.)
     of incorporation or organization)

                519 Kimball Avenue, N.E., Roanoke, Virginia 24016
                                 (540) 983-3800
                   (Address, including zip code, and telephone
                         number, including area code, of
                    registrant's principal executive offices)

                      ------------------------------------


                             John B. Williamson, III
                       Vice President - Rates and Finance
                               Roanoke Gas Company
                519 Kimball Avenue, N.E., Roanoke, Virginia 24016
                                 (540) 983-3810

            (Name, address, including zip code, and telephone number,
                   including area code, of Agent for Service)

                      ------------------------------------

                                   Copy to:

   FAITH M. WILSON                                  DAVID M. CARTER
   Woods, Rogers & Hazlegrove, P.L.C.               Hunton & Williams
   First Union Tower, Suite 1400                    Riverfront Plaza, East Tower
   10 South Jefferson Street                        951 East Byrd Street
   Roanoke, Virginia 24011                          Richmond, VA  23219-4074

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                      ------------------------------------


         If the only securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                   CALCULATION OF REGISTRATION FEE

                                                                          Proposed maximum         Proposed maximum       Amount of
                                                      Amount to be       offering price per        aggregate offering   registration
Title of each class of securities to be registed       registered              share*                   price*               fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $5 par value...................        181,500 shares            $19.69                 $3,573,735           $1,055


*Estimated solely for purposes of calculating the registration fee and based on the average high and low prices of the Common Stock on the Nasdaq National Market on December 29, 1997.

                      ------------------------------------


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                              SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED DECEMBER 31, 1997

                                 165,000 SHARES

                               ROANOKE GAS COMPANY

                                  COMMON STOCK

                      ------------------------------------


         All of the 165,000 shares of Common Stock offered hereby (the "Offering") are being issued and sold by Roanoke Gas Company.

         The Common Stock of Roanoke Gas Company is included for quotation in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "RGCO." The last reported sale price of the Common Stock on December 29, 1997 on the Nasdaq National Market was $20.13 per share.

                      ------------------------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                    Underwriting
                                                                    Discounts and                  Proceeds to
                                     Price to Public               Commissions(1)                  Company(2)
----------------------------- ----------------------------- ----------------------------- -----------------------------
Per Share....................               $                             $                             $
Total(3).....................               $                             $                             $


(1) Excluding a $7,500 financial advisory fee being paid to the Underwriter. The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses estimated at $80,000, all of which are payable by the Company.

(3) The Company has granted the Underwriter an option, exercisable within 30 days of the date hereof, to purchase up to an additional 16,500 shares of Common Stock solely to cover over-allotments. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $_________, $__________ and $____________, respectively. See "Underwriting."

         The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify the Offering without notice and reject orders in whole or in part. It is expected that delivery of the Common Stock offered hereby will be made against payment therefor on or about ________, 1998, at the offices of Scott & Stringfellow, Inc., Richmond, Virginia.

                      ------------------------------------


                           Scott & Stringfellow, Inc.

                      ------------------------------------


                 The date of this Prospectus is __________, 1998

        THE COMPANY'S NATURAL GAS SERVICE TERRITORIES AND PROPANE MARKETS




     [Graphic and key of a map of West Virginia and Virginia showing the Company's natural gas service territories and propane markets appears here.]




Communities Served by the Company:

Beckley                    Galax                     Roanoke
Bedford                    Hillsville                Rocky Mount
Blacksburg                 Hinton                    Rupert
Bluefield                  Lewisburg                 Salem
Bramwell                   Lexington                 Smith Mountain Lake
Buchanan                   Marion                    Tazewell
Christiansburg             Natural Bridge            Troutville
Clifton Forge              New Castle                Vinton
Covington                  Princeton                 White Sulphur Springs
Fincastle                  Pulaski                   Wytheville
Floyd                      Radford
Fort Chiswell              Rainelle
















CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITER AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING THE UNDERWRITER MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

         The information set forth below should be read in conjunction with and is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto contained elsewhere in this Prospectus or incorporated herein by reference. Unless otherwise indicated, the information in this Prospectus assumes that the underwriter's over-allotment option will not be exercised. All references below to the Company shall mean Roanoke Gas Company and its subsidiary corporations. This Prospectus contains forward looking statements within the meaning of Section 27A of the Exchange Act. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward Looking Statements."

                                   The Company

          Roanoke Gas Company and its subsidiaries (the "Company") are engaged primarily in the retail distribution and sale of natural gas and propane to residential, commercial and industrial customers in southwestern Virginia and southern West Virginia. The Company's gas utility markets include the cities of Roanoke and Salem, Virginia and Bluefield, West Virginia, and surrounding regions, including Roanoke County and portions of Bedford, Botetourt, Franklin, Montgomery and Tazewell counties, Virginia and Mercer County, West Virginia. As of September 30, 1997, the Company's gas utility operations served approximately 52,800 natural gas customers. Of the Company's revenues in fiscal 1997 from regulated gas operations, approximately 57% was derived from residential customers and approximately 43% was derived from commercial and industrial customers. The Company's gas utility operations are regulated by the State Corporation Commission of Virginia (the "Virginia Commission") and the Public Service Commission of West Virginia (the "West Virginia Commission").

          As of September 30, 1997, the Company's unregulated propane operations served approximately 8,800 customers and represented the fastest growing segment of the Company. From September 30, 1993 to September 30, 1997, the Company's propane customer base grew at a compound annual rate of approximately 17%. Including the lease and subsequent purchase of the propane assets of U.S. Gas, Inc. ("U.S. Gas"), a small propane company serving the Bedford, Franklin and Smith Mountain Lake areas of Virginia, the Company's propane customer base increased by approximately 38% in fiscal 1997. For fiscal 1997, propane and other nonutility operations accounted for approximately 21% of the Company's total net earnings.

                                  The Offering

Common Stock offered hereby...............................       165,000 shares
Common Stock outstanding after the Offering (1)...........       1,726,803 shares
Nasdaq National Market trading symbol.....................       RGCO
Range of high and low bid prices of Common Stock
(January 1, 1997 through December 29, 1997)...............       $15.75 - $20.13
Closing bid price on December 29, 1997....................       $20.13
Indicated annualized dividend rate per share..............       $1.06
Book value per share at September 30, 1997................       $13.48
Use of proceeds...........................................       To repay borrowings under lines of credit incurred
                                                                 to fund additions to the utility plant of Roanoke
                                                                 Gas Company


(1) Based on the number of shares outstanding as of September 30, 1997, adjusted to reflect the issuance of 34,317 shares of Common Stock on December 9, 1997, in connection with the purchase of the propane assets of U.S. Gas, and the issuance of 165,000 shares of Common Stock offered hereby.

            Summary Consolidated Financial and Operating Information (In thousands, except share, per share and customer data)

                                                                         As of or for Fiscal Years Ended
                                                                                  September 30,
                                             ---------------------------------------------------------------------------------------
                                                  1997               1996               1995              1994              1993
                                             ---------------    --------------     --------------     -------------     ------------
Statement of Earnings Data:
Operating revenues:
      Gas utilities                              $    57,842        $   60,068        $    44,062       $    53,525     $     53,506
     Propane operations                                7,206             5,703              4,549             4,671            4,210
                                                 -----------      ------------        -----------       -----------      -----------
     Total operating revenues                         65,048            65,771             48,611            58,196           57,716
Operating margin:
     Gas utilities                                    19,167            19,305             17,034            17,415           16,251
     Propane operations                                3,298            2,726               2,402             2,487            2,046
                                                 -----------      ------------         ----------        ----------       ----------
     Total operating margin                           22,465            22,031             19,436            19,902           18,297
Operating expenses                                    18,062           17,996              15,914            16,365           15,062
                                                  ----------        ----------          ---------         ---------        ---------
Operating earnings                                     4,403             4,035              3,522             3,537            3,235
Earnings before interest charges                       4,550             4,113              3,702             3,592            3,265
Net earnings                                    $      2,310      $      2,197       $      1,777      $      1,677     $      1,441
Net earnings per share                          $       1.54      $       1.51       $       1.26      $       1.25     $       1.13
Cash dividends declared per share               $       1.04      $       1.02       $       1.00      $       1.00     $       1.00
Average shares outstanding                         1,503,388         1,455,999          1,408,659         1,339,402        1,280,176

Balance Sheet Data:
Utility and non-utility property and plant, net $     48,159      $     43,244       $     40,146      $     37,031     $     34,111
Total assets                                          62,593            58,921             51,615            49,579           48,759
Long-term debt, excluding current
     installments                                     17,079            20,222             17,504            16,415           16,530
Common stockholders' equity                           20,597            18,975             17,555            16,425           14,653
Book value per share                            $      13.48      $      12.86       $      12.25      $      11.88     $      11.36
Shares outstanding at September 30                 1,527,486         1,475,843          1,432,512         1,382,343        1,289,302

Customer Data:
Number of gas customers                               52,763            51,094             49,813            48,544           46,788
Number of propane customers                            8,829             6,410              6,006             5,684            4,648

                                                                                     As of September 30, 1997
                                                               --------------------------------------------------------------------
                                                                            Actual                          As Adjusted(1)
                                                               --------------------------------    --------------------------------
                                                                   Amount          Percentage          Amount          Percentage
                                                               --------------     -------------    --------------     -------------
Capitalization:
Common stockholders' equity                                          $ 20,597              54.7%   $                              %
Long-term debt, excluding current installments                         17,079              45.3
                                                                     --------           -------    --------------     ------------
Total capitalization                                                 $ 37,676             100.0%   $                              %
                                                                     ========           =======    ==============     ============
(1)  Adjusted to reflect the issuance of 34,317 shares of Common Stock on December 9, 1997, in connection with the purchase of the propane assets of U.S. Gas, and the issuance of 165,000 shares of Common Stock offered hereby and the application of estimated proceeds therefrom as described in "Use of Proceeds."

                                   THE COMPANY

     The Company is engaged primarily in the retail distribution and sale of natural gas and propane to residential, commercial and industrial customers in southwestern Virginia and southern West Virginia. Unless the context requires otherwise, references to the Company include Roanoke Gas Company ("Roanoke Gas") and its wholly owned regulated subsidiaries, Bluefield Gas Company ("Bluefield") and Commonwealth Public Service Corporation ("Commonwealth"), as well as its wholly owned unregulated subsidiary, Diversified Energy Company ("Diversified").

     Roanoke Gas, a Virginia public service company, provides natural gas service to approximately 48,000 customers in Roanoke, Virginia and surrounding areas. Roanoke Gas' service area includes the cities of Roanoke and Salem, Virginia and surrounding regions, including Roanoke County and portions of Bedford, Botetourt, Franklin and Montgomery counties, Virginia. Bluefield, a West Virginia public service corporation, provides natural gas service to approximately 4,000 customers located in and around Bluefield, West Virginia. Bluefield's service area extends from Princeton, West Virginia to the western most city limits of Bluefield, West Virginia. Bluefield owns all of the issued and outstanding stock of Commonwealth, a Virginia public service corporation, which serves approximately 900 customers in Bluefield, Virginia and surrounding areas. Commonwealth's service area includes principally the Town of Bluefield, Virginia and a portion of Tazewell County, Virginia. Diversified, which is not a regulated public utility, has two operating divisions, Highland Propane Company ("Highland Propane"), which sells propane and propane related products, and Highland Gas Marketing ("Highland Marketing"), through which the Company assists large industrial customers in the purchase of natural gas.

     As of September 30, 1997, the Company's utility operations, which are regulated by the Virginia and West Virginia Commissions, served approximately 52,800 natural gas customers. From September 30, 1993 to September 30, 1997, the Company's natural gas customer base grew at a compound annual rate of approximately 3%, and its natural gas customer base increased by approximately 3% in fiscal 1997. Based on American Gas Association ("AGA") statistics, the compound annual growth rate of natural gas customers in the United States from 1992 to 1996 was approximately 1.6%. Of the Company's revenues from regulated gas operations during fiscal 1997, approximately 57% was derived from residential customers and approximately 43% was derived from commercial and industrial customers. The Company obtains its gas supply using a mix of long-term, mid-term and spot gas purchase contracts. The Company also regards storage supplies as an integral part of its gas portfolio. The Company's gas operations hold the rights to approximately 2.9 billion cubic feet ("BCF") of natural gas storage space, including pipeline and third party underground facilities in both the Gulf Coast and Appalachian areas, as well as the Company's own liquefied natural gas ("LNG") storage in Botetourt County, Virginia.

     The Company's unregulated propane operations served approximately 8,800 customers as of September 30, 1997 and represent the fastest growing segment of the Company. From September 30, 1993 to September 30, 1997, the Company's propane customer base grew at a compound annual rate of approximately 17%. Including the lease and subsequent acquisition of the propane assets of U.S. Gas, the Company's propane customer base increased by approximately 38% in fiscal 1997. For fiscal 1997, propane and other nonutility operations accounted for approximately 21% of the Company's total net earnings.

     The Company's principal executive offices are located at 519 Kimball Avenue, N.E., Roanoke, Virginia 24016, and its telephone number is (540) 983-3800.


                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby, estimated to be $__________ ($________ if the Underwriter's over-allotment option is exercised in full), are intended to be used to repay borrowings under lines of credit incurred to fund additions to the utility plant of Roanoke Gas. At September 30, 1997, the Company had approximately $7.1 million in borrowings under lines of credit outstanding, with a weighted average interest rate of 6.14%.

     Roanoke Gas conducts an ongoing program of expansion and replacement of its utility plant to maintain and improve the reliability and capacity of its gas distribution system. The Company's capital expenditures totaled approximately $8.1 million for the year ended September 30, 1997, approximately $5.1 million of which represented additions to the utility plant of Roanoke Gas. Total capital expenditures for the year ending September 30, 1998 are estimated to be approximately $7.7 million, approximately $4.8 million of which is budgeted for use by Roanoke Gas. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Capital Resources and Liquidity."


                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is listed on the Nasdaq National Market under the trading symbol RGCO. The table below sets forth the range of bid prices for shares of the Company's Common Stock, as reported in the Nasdaq National Market, and quarterly dividends declared per share.

                                                       Range of Bid Prices

                                                 -------------------------------               Cash Dividends
Fiscal Year Ended September 30,                    High                   Low                Per Share Declared
-------------------------------                  -----------           ----------            ------------------
1995
         First Quarter                              $18.50                $16.00                     $0.250
         Second Quarter                              17.00                 14.00                      0.250
         Third Quarter                               15.13                 13.50                      0.250
         Fourth Quarter                              15.00                 14.25                      0.250

1996
         First Quarter                              $16.25                $14.25                     $0.255
         Second  Quarter                             18.50                 15.00                      0.255
         Third Quarter                               18.25                 16.50                      0.255
         Fourth Quarter                              17.25                 14.75                      0.255

1997
         First Quarter                              $18.00                $16.75                     $0.260
         Second Quarter                              18.25                 17.00                      0.260
         Third Quarter                               17.75                 15.75                      0.260
         Fourth Quarter                              18.13                 16.00                      0.260

1998
         First Quarter (through 12/29/97)           $20.13                $17.50                     $0.265

         At September 30, 1997, the Company had 1,853 holders of record of its Common Stock. The last reported sales price for the Common Stock of the Nasdaq National Market was $20.13, on December 29, 1997.

         Although the Company has paid continuous quarterly dividends to its stockholders since August 1, 1944 and has increased per share dividends for three consecutive fiscal years, the Company has not established a formal policy with respect to dividends. Payment of dividends is within the discretion of the Company's Board of Directors and will depend upon, among other factors, earnings, capital requirements and the operating and financial condition of the Company. There can be no assurance that these or other conditions will not in the future negatively affect the Company's ability to pay dividends. In addition, the Company's long-term indebtedness contains restrictions on the payment of dividends, primarily based on cumulative net earnings of the Company and dividends previously paid.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company on a consolidated basis as of September 30, 1997 and as adjusted as of such date to reflect the issuance of 34,317 shares of Common Stock on December 9, 1997, in connection with the purchase of the propane assets of U.S. Gas, and to give effect to the sale of the Common Stock offered hereby and the application of the estimated proceeds therefrom (after giving effect to the underwriting discounts and commissions and estimated offering expenses payable by the Company) as described under "Use of Proceeds." The information included in the table below is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Prospectus.


                                                                                     As of September 30, 1997
                                                               --------------------------------------------------------------------
                                                                            Actual                          As Adjusted(1)
                                                               --------------------------------    --------------------------------
                                                                   Amount          Percentage          Amount          Percentage
                                                               --------------     -------------    --------------     -------------
                                                                                      (Dollars in thousands)

Common Stockholders' Equity:
  Common Stock..........................................            $   7,637                       $
  Capital in excess of par value........................                5,272
  Retained earnings(2)..................................                7,688
                                                               --------------     -------------    --------------     -------------
         Total common stockholders' equity..............               20,597             54.7%                                    %

Long-Term Debt:
  Roanoke Gas Company:
    First Mortgage Bonds
       Series K, 10%, due July 1, 2002..................                1,350
       Series L, 10.375%, due April 1, 2004.............                2,328
    Term debentures.....................................                7,200
    Unsecured senior notes payable......................                8,000
    Obligations under capital leases....................                   32
  Bluefield Gas Company:
    Unsecured installment loan..........................                   12
    Unsecured note payable..............................                1,300
                                                               --------------                      --------------
         Total long-term debt...........................               20,222
         Less current installments......................               (3,143)
                                                               --------------     -------------    --------------     -------------
         Long-term debt, less current installments......               17,079             45.3%                                   %
                                                               --------------     -------------                       -------------

         Total capitalization...........................             $ 37,676            100.0%     $                             %
                                                               ==============     =============    ==============     =============

Total borrowings under lines of credit..................            $   7,129                       $
                                                               ==============                      ==============

------------------------------------


(1) Adjusted to reflect the issuance of 34,317 shares of Common Stock on December 9, 1997, in connection with the purchase of the propane assets of U.S. Gas, and the issuance of 165,000 shares of Common Stock offered hereby and the application of estimated proceeds therefrom as described in "Use of Proceeds."
(2) The Company's obligations contain various provisions including a minimum interest charge coverage ratio, limitations on debt as a percentage of total capitalization, and limitations on total liabilities as a percentage of tangible net worth. The obligations also contain a provision restricting the payment of dividends, primarily based on the earnings of the Company and dividends previously paid. At September 30, 1997, approximately $4.4 million of retained earnings was available for dividends.

            SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

         The following table sets forth selected consolidated financial and operating data of the Company. The selected consolidated financial data as of and for the five fiscal years ended September 30, 1997 was derived from the audited consolidated financial statements of the Company. The financial data set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto, and "Management's Discussion and Analysis of Results of Operations and Financial Condition," included elsewhere in this Prospectus.

                                                                    As of or for Fiscal Years Ended September 30,
                                                  ----------------------------------------------------------------------------------
                                                      1997             1996              1995             1994             1993
                                                  ------------    --------------     -------------    ------------     -------------
                                                        (In thousands, except share, per share, customer and degree day data)
Statement of Earnings Data:
Operating revenues:
  Gas utilities................................   $     57,842      $     60,068      $     44,062     $    53,525       $    53,506
  Propane operations...........................          7,206             5,703             4,549           4,671             4,210
                                                   -----------       -----------       -----------     -----------       -----------
  Total operating revenues.....................         65,048            65,771            48,611          58,196            57,716
Cost of gas:
  Gas utilities................................         38,675            40,763            27,028          36,110            37,255
  Propane operations...........................          3,908             2,977             2,147           2,184             2,164
                                                   -----------       -----------       -----------     -----------       -----------
  Total cost of gas............................         42,583            43,740            29,175          38,294            39,419
Operating margin:
  Gas utilities................................         19,167            19,305            17,034          17,415            16,251
  Propane operations...........................          3,298             2,726             2,402           2,487             2,046
                                                   -----------       -----------       -----------     -----------       -----------
  Total operating margin.......................         22,465            22,031            19,436          19,902            18,297
Operating expenses.............................         18,062            17,996            15,914          16,365            15,062
                                                    ----------        ----------        ----------      ----------        ----------
Operating earnings.............................          4,403             4,035             3,522           3,537             3,235
Earnings before interest charges...............          4,550             4,113             3,702           3,592             3,265
Net earnings...................................   $      2,310     $       2,197     $       1,777    $      1,677      $      1,441
Net earnings per share.........................   $       1.54     $        1.51     $        1.26    $       1.25      $       1.13
Cash dividends declared per share..............   $       1.04     $        1.02     $        1.00    $       1.00      $       1.00
Average shares outstanding.....................      1,503,388         1,455,999         1,408,659       1,339,402         1,280,176

Balance Sheet Data:
Utility property and plant, net................   $     44,065     $      40,911     $      38,107    $     35,264      $     32,039
Non-utility property and plant, net............          4,094             2,333             2,039           1,767             2,072
Total assets...................................         62,593            58,921            51,615          49,579            48,759
Current installments of long-term debt and
  borrowings under lines of credit.............         10,272             7,322             2,621           5,907             6,019
Long-term debt, excluding current installments.         17,079            20,222            17,504          16,415            16,530
Common stockholders' equity....................         20,597            18,975            17,555          16,425            14,653
Book value per share...........................   $      13.48     $       12.86     $       12.25    $      11.88      $      11.36

Selected Other Data:
Additions to utility and non-utility property and
   plant.......................................   $       8,053    $       5,523     $       5,609    $      5,518      $      3,796
Depreciation and amortization expense..........   $       3,247    $       2,810     $       2,563    $      2,334      $      2,147
Number of gas customers........................          52,763           51,094            49,813          48,544            46,788
Number of propane customers....................           8,829            6,410             6,006           5,684             4,648
Heating degree days (normal year - 4,232)......           4,298            4,696             3,791           4,416             4,356

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         The core business of the Company is the distribution of natural gas. The Company's natural gas operation provides services to customers in the cities of Roanoke and Salem, Virginia and Bluefield, West Virginia, and surrounding regions, including Roanoke County and portions of Bedford, Botetourt, Franklin, Montgomery and Tazewell counties, Virginia and Mercer County, West Virginia. Natural gas revenue is comprised of the sale and distribution, as well as the transportation of natural gas to firm and interruptible customers, and is based on rates and charges regulated by the Virginia Commission and the West Virginia Commission. The Company also distributes and sells propane to customers in southwestern Virginia and southern West Virginia through its Highland Propane division. Propane has become an increasingly important aspect of the Company's operations, with the annual growth in propane customers significantly exceeding the annual growth in natural gas customers. See "Business."

         Energy conservation and the availability of modern, highly efficient furnaces and other appliances for replacement and new services in better-insulated homes continue to result in a slight decline in annual weather normalized per capita residential usage. The effect of such per capita declines, unless offset by new customer growth, abnormally cold weather, or requested rate relief, could result in a decline or attrition in the Company's net operating earnings as a percentage of the equity component of the rate base. Competition from alternative fuels and/or suppliers could also impact the Company's profitability levels. Continued public acceptance and a growing preference for natural gas and propane as competitively priced, clean and efficient fuels for space heating and other residential, commercial and industrial applications have contributed to increases in the number of customers served by the Company and in the cost of constructing plant and facilities required to serve them.

Seasonality and Sensitivity to Temperature Change

         The Company's results of operations are highly seasonal and sensitive to average temperature changes because a significant amount of the natural gas and propane sold by the Company is used for heating purposes. Therefore, the Company's results of operations in any given period reflect the impact of weather, with colder average temperatures during a period resulting in increased sales. The Company typically records a significant percentage of its total fiscal year revenues and net earnings in its first and second fiscal quarters (which cover the period from October 1 to March 31) and typically records significantly lower revenues and net losses in its third and fourth fiscal quarters (which cover the period from April 1 to September 30). In both fiscal 1997 and fiscal 1996, the Company recorded 72% of its annual revenues during the first and second fiscal quarters.

Forward-looking Statements

         This Prospectus and the documents incorporated by reference herein contain forward-looking statements relating to anticipated financial performance, business prospects, regulatory developments, supply arrangements and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: (i) fluctuations in demand for natural gas and propane attributable to weather; (ii) difficulty in obtaining rate increases from regulatory authorities in adequate amounts and on a timely basis; (iii) difficulty in earning on a consistent basis an adequate return on invested capital; (iv) competition from alternative fuels for industrial and other significant customers and fluctuations in the prices of oil, which can make oil less costly than natural gas, and potential increased future competition resulting from continuing industry deregulation; (v) volatility in the supply and price of natural gas and propane; (vi) some uncertainty in projected rate of growth of natural gas and propane requirements of the Company's customers; (vii) increasing expenses and labor costs and availability; and (viii) general economic conditions both locally and nationally.

Results Of Operations

Fiscal Year 1997 Compared With Fiscal Year 1996

         Operating revenues of the Company's natural gas utility operations decreased $2,225,226 to $57,842,181 in 1997 from $60,067,407 in 1996. The volume of natural gas delivered to customers decreased 0.4 BCF to 10.8 BCF in 1997 from
11.2 BCF in 1996. The decreases in revenues and volume delivered are primarily attributable to weather that was approximately 8% warmer in 1997 than in 1996. The warmer weather more than offset the impact of natural gas customer growth of 3% in 1997. The cost of natural gas was $38,675,337 in 1997 compared to $40,763,104 in 1996. The $2,087,767 decrease was due to the 3% decline in gas volume delivered and a 2% decrease in the average unit cost of gas purchased, both factors of which were influenced by the warmer 1997 weather. As a result of all of these factors, the operating margin of the Company's natural gas utility operations decreased $137,459 to $19,166,844 in 1997 from $19,304,303 in 1996.

         Operating revenues of the Company's propane operations increased $1,502,179 to $7,205,645 in 1997 from $5,703,466 in 1996, due to the significant growth in 1997 of the Company's propane customer base and to higher billing rates influenced by higher average cost of propane. The Company delivered 6.6 million gallons of propane in 1997 compared to 6.0 million gallons in 1996, an increase of 570,000 gallons or 10%, despite warmer average weather. The cost of propane was $3,907,568 in 1997 compared to $2,976,974 in 1996. The $930,594 increase was due to the increase in sales volume and a 20% increase in the average unit cost of propane purchased. As a result of all of these factors, the operating margin of the Company's propane operations increased $571,585 to $3,298,077 in 1997 from $2,726,492 in 1996.

         Total operating expenses from the Company's natural gas utilities decreased by $223,729 to $15,360,872 in 1997 from $15,584,601 in 1996. Although the Company had modest increases in expenses associated with health insurance and bad debt accruals, legal expenses and the write-off of regulatory assets, these were more than offset by reductions in FAS 106 accruals and maintenance expenses. General taxes increased $54,631 to $2,456,399 in 1997 from $2,401,768 in 1996. While there were decreases in the revenue-sensitive taxes (gross receipts and occupation taxes), the business license and merchants taxes, franchise taxes and property taxes increased. Income taxes were down $105,931 to $857,964 in 1997 from $963,895 in 1996. See note 5 of the notes to consolidated financial statements for information on income taxes. Depreciation and amortization expenses increased $239,465 to $2,533,912 in 1997 from $2,294,447 in 1996 due to depreciation on normal additions to plant in service. Other operating expenses - propane operations includes the operating and maintenance expenses, taxes and depreciation of Highland Propane. These costs increased $289,736 to $2,700,626 in 1997 from $2,410,890 in 1996. The increase was mainly due to depreciation on increased plant associated with customer growth and increased income taxes associated with higher taxable income.

         Other income, net of other deductions, increased $69,170 to $146,910 in 1997 from $77,740 in 1996. The increase was primarily due to jobbing revenues and interest income and the elimination of a write-down of nonutility property which occurred in 1996.

         Total interest charges increased $324,081 to $2,240,453 in 1997 from $1,916,372 in 1996. The increase was associated with higher borrowings under lines of credit due to under-collections of gas costs in the early winter months, higher receivable balances, higher inventories, increases in capital additions and interest on rate refund reserve.

         Net earnings for 1997 were $2,309,880 as compared to $2,196,672 for 1996. Net earnings per share of Common Stock were $1.54 in 1997 compared to $1.51 in 1996. The $113,208 increase in net earnings can be attributed to cost containment and customer growth.

Fiscal Year 1996 Compared With Fiscal Year 1995

         Operating revenues of the Company's natural gas utilities increased $16,005,670 to $60,067,407 in 1996 from $44,061,737 in 1995. The volume of natural gas  delivered to customers  increased  1.2 BCF to 11.2 BCF in 1996 from
10.0 BCF in 1995. The increase in revenues and volume delivered is attributable to weather that was approximately 24% colder in 1996 than in 1995, as well as to natural gas customer growth of approximately 3% in 1996. The cost of natural gas was $40,763,104 in 1996 compared to $27,027,507 in 1995. The $13,735,597 increase was due to the 12% increase in gas volume delivered and a 34% increase in the average unit cost of gas purchased, both factors of which were influenced by colder weather. As a result of all of these factors, the operating margin of the Company's natural gas utility operations increased $2,270,073 to $19,304,303 in 1996 from $17,034,230 in 1995.

         Operating revenues of the Company's propane operations increased $1,154,056 to $5,703,466 in 1996 from $4,549,410 in 1995, due to the significant growth in 1996 of the Company's propane customer base, to higher billing rates influenced by the higher average cost of propane and to significantly colder average weather in 1996 compared to 1995. The Company delivered 6.0 million gallons of propane in 1996 compared to 4.8 million gallons in 1995, an increase of 1.2 million gallons or 24%. The cost of propane was $2,976,974 in 1996 compared to $2,147,776 in 1995. The $829,198 increase was due to the increase in sales volume and an 11% increase in the average unit cost of propane purchased. As a result of all of these factors the operating margin of the Company's propane operations increased $324,858 to $2,726,492 in 1996 from $2,401,634 in 1995.

         Total operating expenses from the Company's natural gas utilities increased by $1,697,103 to $15,584,601 in 1996 from $13,887,498 in 1995. Other operations and maintenance expenses increased 11% to $9,924,491 in 1996 from $8,959,677 in 1995. The largest increases were in bad debt accruals (associated with higher billings), collection and billing expenses, legal expenses, general office renovations and maintenance of distribution system. General taxes increased 15% to $2,401,768 in 1996 from $2,082,896 in 1995, due primarily to revenue-sensitive taxes (gross receipts and business and occupation taxes). Income taxes on the natural gas utilities increased $252,458 to $963,895 in 1996 from $711,437 in 1995, primarily due to increased taxable income. See note 5 of the notes to consolidated financial statements for additional information on income taxes. Depreciation and amortization expenses increased $160,959 to $2,294,447 in 1996 from $2,133,488 in 1995 due to depreciation on normal additions to plant in service. Other operating expenses - propane operations consist of the operating and maintenance expenses, taxes and depreciation of Highland Propane. These costs increased to $2,410,890 in 1996 from $2,026,108 in 1995. The $384,782 increase was mainly attributable to higher expenses associated with market expansion, customer growth and foul weather, including higher tank setting, delivery and marketing expenses, as well as higher depreciation expense on increased plant.

         Other income, net of other deductions, decreased significantly in 1996 to $77,740 from $179,649 in 1995. The decrease was primarily due to the Company being in a borrowing mode instead of an investment mode on the cash management system, a reduction in net jobbing revenues, and the elimination of interest income and a capital gain on the sale of investment property of Highland Propane.

         Total interest charges were down $8,295 for 1996 versus 1995 due to the liquidity of Highland Propane.

         Net earnings for fiscal 1996 were $2,196,672 as compared to $1,777,240 for fiscal 1995. The $419,432 increase in net earnings can be attributed to weather that was 11% colder than normal and 24% colder than fiscal 1995 and increased sales from customer growth. Net earnings per share of common stock were $1.51 in 1996 compared to $1.26 in 1995.

Capital Resources and Liquidity

         The Company's primary capital needs are the funding of its continuing pipeline construction program and the seasonal funding of its stored gas inventories. The Company's capital expenditures for fiscal 1997 were invested in a combination of replacement and expansion projects, reflecting the Company's long-term program to replace older cast iron and bare steel pipe with new plastic pipe, while continuing to meet the requirements of customer growth. Total capital expenditures for fiscal 1997 were $8,052,801, allocated as follows: $5,118,473 for Roanoke Gas, $608,106 for Bluefield Gas and $2,326,222 for Highland Propane. In fiscal 1997, the Company recorded $3,247,015 of depreciation and amortization expense, which was equal to 40% of its capital expenditures for the year. The Company invested $5,522,977 in 1996 and $5,609,292 in 1995 capital expenditures. The Company estimates that its fiscal 1998 capital expenditures will total $7,666,931, of which $4,833,360 is budgeted for use by Roanoke Gas. The Company believes that the net proceeds from the Offering, internally generated funds and available lines of credit will be adequate to meet its capital requirements for fiscal 1998. The Company anticipates that future capital expenditures will be funded with a combination of internally generated funds, lines of credit, and issuances of debt and equity.

         At September 30, 1997, the Company had available lines of credit totaling $20 million for its short-term borrowing needs, of which $7,129,000 was outstanding. Short-term borrowing, in addition to providing limited capital project bridge financing, is used to finance summer and fall gas purchases, which are stored in the underground facilities of Columbia Gas Transmission Corporation, Tennessee Gas Pipeline Company and Virginia Gas Storage Company, as well as in the Company's LNG storage facility, to help ensure adequate winter supplies to meet customer demand.

         Short-term borrowings, together with internally-generated funds, long-term debt and the sale of common stock through the Company's Dividend Reinvestment and Stock Purchase Plan (the "DRP"), have been adequate to cover construction costs, debt service and dividend payments to stockholders. The terms of the Company's short-term borrowings under lines of credit are negotiable, with average rates of 5.97% in 1997, 5.84% in 1996 and 6.07% in 1995. The lines do not require compensating balances. The Company utilizes a cash management program, which provides for daily balancing of the Company's temporary investment and short-term borrowing needs with interest rates indexed to the 30-day LIBOR interest rate plus a premium.

         From September 30, 1996 to September 30, 1997, stockholders' equity increased by $1,621,950, reflecting an increase of $739,231 in retained earnings and proceeds of $882,719 from issuances of common stock through the DRP and the Restricted Stock Plan for Outside Directors.

Accounting Changes

         The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("Statement 121"), on October 1, 1996.
Statement 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of Statement 121 in 1997 did not have a material impact on the Company's consolidated financial position, results of operations or liquidity.

         Prior to October 1, 1996, the Company accounted for its stock options in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the option price. On October 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement 123"), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, Statement 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma net earnings per share disclosures for stock option grants made in 1996 and future years as if the fair-value-based method defined in Statement 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of Statement 123.

Recent Accounting Developments

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("Statement 128"). Statement 128 supersedes APB Opinion No. 15, Earnings Per Share, and specifies the computation, presentation and disclosure requirements for earnings per share ("EPS") for entities with publicly-held common stock or potential common stock. The Company is required to adopt the provisions of Statement 128 for fiscal 1998. The Company believes the adoption of Statement 128 will not have a material impact on its EPS calculations.

         The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards ("SFAS") No. 129, Disclosure of Information about Capital Structure, SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. These Statements are effective for fiscal years beginning after December 15, 1997. The Company does not anticipate the adoption of these Statements will have a material impact on its consolidated financial position, results of operations or liquidity.

Impact Of Inflation

         The cost of natural gas represented approximately 72% for fiscals 1997 and 1996 and 66% for fiscal 1995 of the total operating expenses of the Company's gas utilities' operations. However, under the present regulatory purchased gas adjustment mechanism, the increases and decreases in the cost of gas are passed through to the Company's customers.

         Inflation impacts the Company through increases in non-gas costs such as insurance, labor costs, supplies and services used in operations and maintenance and in the replacement cost of plant and equipment. The margin charged to natural gas customers to cover these costs can only be increased through the regulatory process via a rate increase application. In addition to stressing performance improvements and higher gas sales volumes to offset inflation, management must continually review operations and economic conditions to assess the need for filing and receiving adequate and timely rate relief from the Virginia Commission and the West Virginia Commission

Franchises and Certificates of Public Convenience and Necessity

         Roanoke Gas and Commonwealth currently hold the only franchises and/or certificates of public convenience and necessity to distribute natural gas in their respective Virginia service areas. The franchises generally extend for multi-year periods and are renewable by the municipalities. Certificates of public convenience and necessity, which are issued by the Virginia Commission, are exclusive and of perpetual duration, subject to compliance with regulatory standards.

         Bluefield holds the only franchise to distribute natural gas in its West Virginia service area. Its franchise extends for a period of 30 years from August 23, 1979.

         Management anticipates that the Company will be able to renew all of its franchises when they expire. There can be no assurance, however, that a given jurisdiction will not refuse to renew a franchise or will not, in connection with the renewal of a franchise, attempt to impose certain restrictions or conditions that could adversely affect the Company's business operations or financial condition.

Environmental Issues

         Both Roanoke Gas and Bluefield operated manufactured gas plants ("MGPs") as a source of fuel for lighting and heating until the early 1950s. The process involved heating coal in a low-oxygen environment to produce a manufactured gas that could be distributed through the Company's pipeline system to customers. A by-product of the process was coal tar, and the potential exists for on-site tar waste contaminants at both former plant sites. The extent of contaminants at these sites is unknown at this time, and the Company has not performed formal analyses of any environmental media at the Roanoke Gas MGP site. An analysis at the Bluefield site indicates some contamination. The Company, with concurrence of legal counsel, does not believe any events have occurred requiring regulatory reporting. Further, the Company has not received any notices of violation or liabilities associated with environmental statutes or regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of these prior sites. Therefore, the Company has no plans for subsurface remediation at either of the MGP sites. Should the Company eventually be required to remediate either of the MGP sites, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. Based upon prior orders of the Commission related to environmental matters at other companies, the Company believes it would be able to recover prudently incurred costs. Additionally, a stipulated rate case agreement between the Company and the West Virginia Commission recognizes the Company's right to defer MGP clean-up costs, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required clean-up of either MGP site, the Company anticipates recording a regulatory asset for such clean-up costs which are anticipated to be recoverable in future rates. Based on anticipated regulatory actions and current practices, management believes that any costs incurred related to the previously-mentioned environmental matters will not have a material effect on the Company's consolidated financial position, although there can be no assurance this will be the case.


                                    BUSINESS

General

         Roanoke Gas was organized as a Virginia public service corporation in 1912. The principal service of Roanoke Gas was, and continues to be, the distribution and sale of natural gas. On May 15, 1987, Roanoke Gas, through a series of merger transactions, acquired 100% of the outstanding stock of
Bluefield, a public service corporation, organized in 1944 under the laws of West Virginia and principally engaged in the distribution of natural gas in Bluefield, West Virginia and surrounding areas. Bluefield owns all of the issued and outstanding stock of Commonwealth, a small Virginia public service corporation organized in 1930 as the subsidiary of a predecessor corporation to Bluefield. The distribution and sale of propane was added to the Company's line of business in 1972 and is operated through the Company's Highland Propane division. In addition, the Company, through its Highland Marketing division, maintains a gas marketing operation which brokers natural gas to several industrial customers on the Roanoke Gas and Bluefield distribution systems.

         The Company's utility markets include the cities of Roanoke and Salem, Virginia and Bluefield, West Virginia, and surrounding regions, including Roanoke County and portions of Bedford, Botetourt, Franklin, Montgomery and Tazewell counties, Virginia and Mercer County, West Virginia. The Company's propane markets are located in southwestern Virginia and southern West Virginia and currently extend east to Lynchburg, Virginia, west to Marion, Virginia, north to Beckley, West Virginia and south to the North Carolina border and, in addition to the markets in the Company's gas utility territories, include Bedford, Blacksburg, Christiansburg, Lexington, Lynchburg and Radford Virginia, and Beckley, Princeton and Lewisburg, West Virginia. The total population of the Company's gas utility and propane market areas is approximately 700,000. Management believes there are strong pockets of growth in the Company's market areas. For example, Bedford County had the fourth fastest population growth of all the counties of Virginia from 1990 to 1996. In addition, the Company's markets along the Interstate 81 corridor are experiencing growth in the manufacturing and industrial sector.

Marketing and Sales

         The Company experienced strong customer growth in fiscal 1997, with customer growth of approximately 3% for its utility operations and approximately 38% for its propane operations. The Company's total combined customer base increased from approximately 57,500 customers at September 30, 1996 to approximately 61,600 customers at September 30, 1997, an approximately 7% increase.

         In fiscal 1997, Highland Propane surpassed 2,000 tank installations in a single year for the first time in the Company's history. This represented a 112% increase over tank installations in fiscal 1996. Including the lease and subsequent purchase of the propane assets of U.S. Gas, Highland Propane expanded its marketing efforts in fiscal 1997 in Beckley, West Virginia and Rockbridge County, Alleghany County and Bedford County, Virginia.

         The Company has intensified its marketing efforts over the last several years. The marketing strategy for both the Company's natural gas and propane distribution businesses is centered around developing strong relationships with key decision makers in the local construction, retail, wholesale and service markets, in addition to providing superior, timely customer service. Over the last three years, the Company has increased its number of commissioned sales representatives from one to six. These sales representatives focus on maintaining one-on-one contact with such local decision makers, and their primary goal is the addition of new gas customers along existing gas mains or the addition of new propane customers. The Company also monitors and works closely with prospective industrial and commercial customers, as well as regional economic development groups.

Natural Gas Distribution Operations

         As of September 30, 1997, the Company's utility operations served approximately 52,800 natural gas customers through an integrated natural gas distribution system. Natural gas is purchased from suppliers and distributed to residential, commercial and large industrial users through the Company's underground pipeline system. Of the Company's revenues from regulated gas operations during fiscal 1997, approximately 57% was derived from residential customers and 43% was derived from commercial and industrial customers. The Company's utility operations served approximately 47,600 residential customers and approximately 5,200 industrial and commercial customers in fiscal 1997.

         The Company's natural gas distribution business accounted for 89%, 92%, and 91% of the total Company revenues in fiscal years 1997, 1996 and 1995, respectively. The Company's revenues are affected by the cost of natural gas, economic conditions in the areas that the Company serves and weather conditions. Higher gas costs, which the Company is generally able to pass through to customers, may cause customers to conserve, or in the case of industrial customers, to use alternative energy sources. In recent years, however, regulatory changes at the federal level and excess supply in the natural gas industry have led to a national spot market for natural gas and an increase in the number of suppliers of natural gas.

         Natural Gas Supplies and Storage. Since November 1, 1993, the natural gas transportation pipelines supplying the Company, including Columbia Gas Transmission Corporation and Columbia Gulf Transmission Corporation (together "Columbia") and East Tennessee Natural Gas Company and Tennessee Gas Pipeline Company (together "East Tennessee"), have operated under Federal Energy Regulatory Commission ("FERC") Order 636. Order 636 represented a major shift in the responsibility of gas supply procurement and management from pipeline companies to local distribution companies, such as the Company.

         Order 636 required interstate pipeline companies to unbundle or separate gas sales, transportation and storage services. Upon the implementation of Order 636, most pipeline companies discontinued their traditional merchant function. This resulted in local distribution companies, like the Company, becoming responsible for obtaining all of their gas supply in the open market. Although the unbundling of these services provides local distribution companies with greater flexibility in selecting and managing the type of services required to provide their customers with the lowest possible priced gas while maintaining reliable gas supplies, it also places responsibility on a local distribution company to obtain gas supplies in the open market on a timely basis to fulfill customer demand requirements during peak use periods.

         In fiscal 1997 and fiscal 1996, the Company delivered 10.8 BCF and 11.2 BCF, respectively, of natural gas to its customers. The Company currently uses long-term (one year or longer), mid-term (one month to one year) and spot (less than one month) gas purchase contracts to meet its system requirements. The Company's objective is to create a reliable and cost effective mixture of supply contracts with terms that will not prohibit the Company's ability to respond to changing market conditions or additional unbundling. The Company currently has long-term supply contracts with Amoco Energy Trading, Cabot Oil and Gas, Columbia Energy Services, Engage Energy, Phoenix Energy Sales Company, Texaco Natural Gas and Southern Company Energy (Vastar), which together provide for the supply of up to approximately 8.0 BCF of gas on an annual basis. The Company currently has mid-term supply contracts with Duke Energy and LG& E Energy Marketing, which together provide for the supply of up to approximately 1.5 BCF of gas on an annual basis. Spot gas supply is generally always available to the Company at current market prices, with daily deliverability determined by the amount of capacity available under the Company's pipeline contracts. The Company's volumes of spot gas purchases fluctuate based on demand, pricing and season.

         The Company regards storage supplies as an integral component of its gas supply portfolio. With the growth of the spot gas market, gas prices have developed a pronounced seasonal pattern, with summer to winter price swings of as much as 40%. The Company tries to take advantage of these price swings by injecting lower-priced summer gas into its LNG storage facility, which is capable of storing 220,000 decatherms ("DTH") for use during peak winter periods. In addition, the Company has contracted for storage reserves from Columbia, Tennessee Gas Pipeline Company and Virginia Gas Storage Company, with a combined total of 2.7 BCF of underground storage capacity for Roanoke and Bluefield. These reserves were available for summer 1997 storage injections using spot market supply. The Company believes that its gas storage capacity provides supply security with reduced exposure to potential supply interruptions. It also offers the Company the flexibility to balance supply with its highly-variable, weather-sensitive customer consumption patterns. In addition, the Company participates in pipeline capacity release programs to further minimize the cost of firm service to its customers by reselling pipeline capacity not needed during the warmer months.

         Columbia continues to be the Company's primary transporter of natural gas. Columbia historically has delivered approximately two-thirds of Roanoke Gas' gas supply and 100% of Bluefield's gas supply. East Tennessee continues to be the Company's other major source of supply. Historically, East Tennessee has delivered approximately one-third of the Company's natural gas supply. The rates paid for natural gas transportation and storage services purchased from Columbia and East Tennessee are established by tariffs approved by the FERC. These tariffs contain flexible pricing provisions which, in some instances, authorize these suppliers to reduce rates and charges to meet price competition.

         Roanoke Gas has a current peak day firm requirement of 94,315 DTH of natural gas. The Company's multi-year firm transportation contracts with Columbia and East Tennessee provide for the supply of 40,592 DTH per day. The Company's multi-year firm storage contracts with Columbia provide for the supply of an additional 25,364 DTH per day. Finally, the Company's LNG storage facility in Botetourt County, Virginia has the capacity to provide up to an additional 33,000 DTH per day.

         Bluefield and Commonwealth have a combined current peak day firm requirement of 12,307 DTH of natural gas. Multi-year firm transportation contracts with Columbia provide for the supply of 2,058 DTH per day, and a multi-year firm storage contract with Columbia provides for the supply of an additional 8,682 DTH per day. A new pipeline connection with Phoenix Energy Sales Company, which is currently under construction and projected by management to be completed in fiscal 1998, is expected to provide additional gas volumes of up to 2,500 DTH per day.

         The Company believes that its current supply, transportation and storage contracts and arrangements position it to meet current customer requirements, as well as to meet the gas supply requirements of future customer growth. The Company believes that the parties with which it has contracted to provide such services are reliable and able to fulfill their contractual obligations. However, there can be no assurance that all of such parties will fulfill their contractual obligations, in which case the Company may have difficulty in arranging prompt and economical replacement supply, transportation and/or storage.

         Competition. The Company competes with other energy sources such as fuel oil, electricity and coal. Competition is intense among the competing energy sources and is based primarily on price. This is particularly true for industrial applications, where sales are at risk to price competition in markets which may switch to residual and other fuel oils.

         Regulatory changes resulting from Order 636 have created competition among suppliers or brokers of natural gas. Marketers can be expected to seek to provide increasing volumes of natural gas to large users located within the Company's service territories. Currently, the Company transports all third-party, commodity gas sold to customers within its territories. Currently, margins earned by the Company for such transportation services are the same as the margins that would be earned by the Company on bundled supply and delivery sales to the same customer. Deregulation of the energy industry is expected to continue, and the form and effect of such deregulation is uncertain. The Company expects that competition from other fuel sources, as well as from natural gas brokers and marketers, may intensify in the future.

         Roanoke Gas and Commonwealth currently hold the only franchises and certificates of public convenience and necessity to distribute natural gas in their respective Virginia service areas. The franchises generally extend for multi-year periods and are renewable by the municipalities. Certificates of public convenience and necessity, which are issued by the Virginia Commission, are of perpetual duration, subject to compliance with regulatory standards.

         Bluefield holds the only franchise to distribute natural gas in its West Virginia service area. Its franchise extends for a period of 30 years from August 23, 1979.

         Management anticipates that the Company will be able to renew all of its franchises when they expire. There can be no assurance, however, that a given jurisdiction will not refuse to renew a franchise or will not, in connection with the renewal of a franchise, impose certain restrictions or conditions that could adversely affect the Company's business operations or financial condition.

         Supervision and Regulation. The Company's natural gas distribution operations, which are composed of Roanoke Gas, Commonwealth and Bluefield, are subject to regulation at the federal and state levels. Gas transmission between Bluefield and Commonwealth is regulated by FERC, which regulates the prices, terms and conditions of interstate pipeline transportation and sales of natural gas. In addition, the Company monitors proceedings before FERC that affect the Company's pipeline gas transporters, the Company's operations and other matters which may affect the Company's business. At the state level, Roanoke Gas and Commonwealth are regulated by the Virginia Commission, and Bluefield is regulated by the West Virginia Commission. The Virginia Commission and the West Virginia Commission regulate various matters, including rates charged for services, financings, planning and safety matters. The Virginia Commission also grants certificates of public convenience and necessity to distribute natural gas in the Commonwealth of Virginia.

         In addition, certain municipalities and localities grant franchises for the placement of natural gas distribution pipelines and the operation of a natural gas distribution network for Roanoke Gas, Commonwealth and Bluefield. The Company is also subject to standards prescribed under the Natural Gas Pipeline Safety Act of 1968 with respect to design, installation, testing, construction and maintenance of pipeline facilities.

         Regulatory and Rate Case Proceedings. At September 30, 1997, the Company had three rate case applications pending before the Virginia Commission and the West Virginia Commission.

         In May 1997, Bluefield filed a rate case with the West Virginia Commission to primarily add certain utility plant investments to its rate base and to recover costs associated with such utility plant. On December 1, 1997, the Company and the West Virginia Commission filed a stipulated settlement which would provide for approximately $133,000 of additional annual revenue. Management expects the West Virginia Commission to approve the settlement, with the new rates effective February 9, 1998.

         In December 1996, Roanoke Gas filed a rate case with the Virginia Commission to primarily add certain utility plant investments to its rate base and to recover costs associated with such utility plant. Roanoke Gas placed the rates requested into effect on January 1, 1997, subject to refund. A hearing on the case was held in June 1997, in which the Virginia Commission staff recommended an annual revenue increase based upon a return of 11.2% on common equity. Roanoke Gas filed rebuttal in the case supporting an increase in annual revenues based upon a return of 11.7% on common equity. However, the Company has established reserves that are adequate to cover the refund to customers which would be required if the case were decided based upon an 11.2% return on common equity. A final order from the Virginia Commission is expected in the second or third quarter of fiscal 1998.

         In June 1997, Commonwealth filed a rate case with the Virginia Commission to primarily add certain utility plant investments to its rate base and to recover costs associated with such utility plant. Commonwealth placed the rates requested into effect in December 1997, subject to refund. The hearing for this rate case has been scheduled for February 3, 1998, with an order expected from the Virginia Commission in the second or third quarter of fiscal 1998. The Company currently expects to settle this case for an annual revenue increase of $65,000, based upon a 10.7% return on common equity.

Nonutility Operations

         Propane. The Company, through Highland Propane, serves approximately 8,800 active propane accounts in southwestern Virginia and southern West Virginia. Highland Propane's market areas currently extend east to Lynchburg, Virginia, west to Marion, Virginia, north to Beckley, West Virginia, and south to the North Carolina border and, in addition to the markets in the Company's utility territories, include Bedford, Blacksburg, Christiansburg, Lexington, Lynchburg and Radford, Virginia, and Beckley, Princeton and Lewisburg, West Virginia. Propane sales are becoming an increasingly important aspect of the Company's operations, with the annual growth rate of its propane customers significantly exceeding the annual growth rate of its natural gas customers. From September 30, 1993 to September 30, 1997, the Company's propane customer base grew at a compound annual rate of approximately 17%. Including the lease and subsequent purchase of U.S. Gas, the Company's propane customer base increased by approximately 38% in fiscal 1997. For fiscal 1997, propane and other nonutility operations represented approximately 21% of the Company's total net earnings.

         Propane is a form of liquefied petroleum gas, which is typically extracted from natural gas or separated during the crude oil refining process. Although propane is gaseous at normal pressures, it is easily compressed into liquid form for storage and transportation. Propane is a clean-burning fuel, gaining increased recognition for its safety, efficiency, transportability and ease of use relative to alternative forms of energy. Propane is sold primarily in suburban and rural areas which are not served by natural gas pipelines. Demand for propane is typically much higher in the winter months and is significantly affected by seasonal temperature variations because of its use in residential and commercial heating.

         Highland Propane delivered approximately 6.6 million gallons of propane in fiscal 1997, an increase of 10% from fiscal 1996 levels on 8% warmer average weather. The increased volume is attributed to customer growth resulting from market expansion, increased sales efforts in existing markets and the Company's initial leasing, and ultimate purchase on December 9, 1997, of the propane assets of U.S. Gas. The acquisition of U.S. Gas' assets accounted for approximately 500 of the 2,419 customer additions by Highland Propane in fiscal 1997 and expanded Highland Propane into the growing markets of the Bedford, Franklin and Smith Mountain Lake areas of Virginia.

         Highland Propane purchases propane primarily from five suppliers, which consist of major domestic oil companies and independent producers. Supplies of propane from these and other sources are readily available for purchase by Highland Propane. The Company's propane supply contracts generally are renewed annually and contain minimum and maximum volume purchase provisions. A significant portion of the propane volumes covered under these supply contracts is typically on a fixed price basis. The Company currently has propane supply contracts which expire from March 31, 1998 through June 30, 1998, and which provide for maximum total volume to be delivered to the Company of approximately
7.0  million  gallons  over  their  terms.  Highland  Propane  owns  10  storage facilities, which provide total storage capacity of approximately 414,000 gallons of propane. Management believes its propane supply strategies have well positioned Highland Propane to provide adequate, economic supply to current customers and to meet the demand of future customer growth.

         Propane competes primarily with electricity and fuel oil as an energy source. Propane is typically comparable in price to fuel oil and is generally less expensive than electricity based on equivalent British thermal unit ("BTU") value. Because natural gas has historically been less expensive than propane, propane is generally not distributed in areas serviced by natural gas, except for special applications.

         Highland Propane competes with over 15 propane distribution competitors in its total market area, ranging from very small local companies to regional operations of national companies. However, within each local market, there typically are fewer than five active competitors. Competition is primarily based on price, service, reliability and responsiveness to customer needs. Competition is on a local basis, as transportation costs require distributors to be in the proximity of their customers.

         The Company's propane distribution activities are not subject to any federal or state pricing regulation. Propane distribution operations are subject to state and federal safety regulations relating to hook-up and placement of propane tanks and distribution and handling of propane.

         Other. In addition to propane operations, the Company, through Highland Marketing, maintains a natural gas marketing business. Highland Marketing buys interruptible supplies of spot gas and temporary interstate pipeline transportation services, and resells them to large industrial customers that contract with the local utility for delivery from the interstate pipeline to the customer's meter. The natural gas marketing business is highly competitive with relatively low margins; however, it also has a low cost of operation with minimal facility and personnel requirements. Highland

Marketing sold approximately 1.2 BCF of natural gas in fiscal 1997, an increase of 14% over fiscal 1996. In fiscal 1997, Highland Marketing generated net earnings of approximately $56,000.

Properties

         An integral component of the Company's business is its distribution, transmission, storage and general property, plant and equipment. The Company owns approximately 98 miles of transmission mains and approximately 955 miles of distribution mains, which are constructed of plastic, coated steel, cast iron and bare steel pipe and are used in the distribution of natural gas to the Company's customers. The Company has undertaken a long-term program to replace approximately 160 miles of cast iron and bare steel mains over the next 20 years. Under this program, the Company replaced approximately eight miles of such older mains in fiscal 1997 with plastic or coated steel pipe and projects the replacement of approximately eight miles of such older mains again in fiscal 1998. The Company's gas mains are primarily located under public highways and streets, but are also located under private property over which the Company has obtained easements or rights-of-way from the record holders of title. Other distribution plant and equipment of the Company consists of meters and regulation equipment. The Company believes its utility distribution plant is adequate to serve its existing natural gas customers.

         The Company owns an LNG storage facility, which is capable of storing 220,000 DTH of natural gas purchased during the summer for use during peak winter demand periods. The Company also owns 10 propane storage facilities, which are capable of storing up to 414,000 gallons of propane.

         The Company owns a total of approximately 135 acres of land and 13 buildings containing primarily office and warehouse space, office equipment and computer equipment and systems. In addition, the Company owns transportation equipment, propane tanks and miscellaneous equipment. All of the Company's property, plant and equipment is located in its southwestern Virginia and southern West Virginia markets.

         See discussion of environmental issues under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Employees

         At September 30, 1997, the Company had 155 full-time employees. As of that date, 55 of the Company's service and distribution employees belonged to the Oil, Chemical and Atomic Workers International Union, AFL-CIO Local No. 3-515, which has entered into a collective bargaining agreement with the Company. The union has been in place at the Company since 1952. The current collective bargaining agreement became effective on August 1, 1997 and will expire on July 31, 1998. This collective bargaining agreement contains certain new general terms and compensation provisions. While the Company considers its employee relations to be satisfactory, and expects to negotiate a new collective bargaining agreement to become effective August 1, 1998, there can be no assurance that the Company and the union will arrive at a mutually acceptable agreement.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of November 21, 1997, certain information regarding the beneficial ownership of Common Stock by each director, director nominee for the Company's Annual Shareholders Meeting to be held on January 26, 1998 (the "1998 Annual Meeting"), and all directors and executive officers as a group. Unless otherwise noted in the footnotes to the table, the named persons have sole voting and investment power with respect to all shares of Common Stock shown beneficially owned by them.

         To the Company's knowledge, no person is the beneficial owner of more than 5% of the issued and outstanding Common Stock of the Company.


                                                  Shares of Common
    Name of                                    Stock Beneficially Owned
Beneficial Owner                                    As of 11/21/971                    Percent of Class
----------------                                    ---------------                    ----------------

Lynn D. Avis                                             8,760                                   *
Abney S. Boxley, III                                     3,707                                   *
Frank T. Ellett                                          5,869                                   *
Frank A. Farmer, Jr.                                    41,8972                                2.71%
Wilbur L. Hazlegrove                                    35,6063                                2.32%
J. Allen Layman                                          4,347                                   *
John H. Parrott                                         14,1464                                  *
Thomas L. Robertson                                      5,544                                   *
S. Frank Smith                                           5,871                                   *
John B. Williamson, III                                  8,1925                                  *
All Directors and Executive
   Officers as a Group (14 persons)                    147,2716                                9.41%

---------------------------


*   Less than 1%

1 Includes restricted shares purchased by directors pursuant to Restricted Stock Plan for Outside Directors.
2 Includes 9,282 shares owned by spouse and includes 818 shares owned by Mr. Farmer's mother for which Mr. Farmer holds power of attorney. Also includes 13,000 shares which Mr. Farmer has the right to acquire through the exercise of stock options.
3   Includes 11,144 shares owned by spouse.
4   Includes 2,216 shares owned by spouse
5 Includes 6,500 shares which Mr. Williamson has the right to acquire through the exercise of stock options.
6 Includes an aggregate of 30,000 shares which executive officers have the right to acquire through the exercise of stock options.


                                   MANAGEMENT

         The following table sets forth certain information with respect to the directors and principal officers of Roanoke Gas at November 21, 1997. The Board of Directors of Roanoke Gas consists of nine directors, divided into three classes of equal size. The directors of the respective classes serve staggered three-year terms. Officers are elected annually by the Board and serve at the pleasure of the Board.

                                                 Served as         Served as                    Principal Occupation or
          Name, Age and Positions                 Director         Executive                    Employment During Last
           Held with the Company                   Since         Officer Since                        Five Years
-------------------------------------------     ------------    ----------------     ---------------------------------------------

Class A Directors (Serving until 1998 Annual Meeting)

Abney S. Boxley, III, Age 39, Director              1994              ---            President, W. W. Boxley Co. (crushed stone
                                                                                     supplier); Director, Valley Financial
                                                                                     Corporation

S. Frank Smith, Age 49, Director                    1990              ---            Executive Vice President, Coastal Coal
                                                                                     Sales, Inc. (marketers and sellers of coal)


                                       20




                                                 Served as         Served as                    Principal Occupation or
          Name, Age and Positions                 Director         Executive                    Employment During Last
           Held with the Company                   Since         Officer Since                        Five Years
-------------------------------------------     ------------    ----------------     ---------------------------------------------
John H. Parrott, Age 70, Director(1)                1983              ---            President, John H. Parrott and Associates,
                                                                                     Inc. (construction consultants) since 1983;
                                                                                     prior thereto, Vice President, Olver,
                                                                                     Incorporated (consulting engineers and
                                                                                     environmental laboratories) 1986-1991

Class B Directors (Serving until 1999 Annual Meeting)

Lynn D. Avis, Age 63, Director                      1986              ---            President, Avis Construction Co., Inc.
                                                                                     (construction company)

J. Allen Layman, Age 45, Director                   1991              ---            President and Chief Executive Officer, R&B
                                                                                     Communications, Inc. (telecommunications)

Thomas L. Robertson, Age 54, Director               1986              ---            President, Carilion Health System and
                                                                                     Carilion Medical Center; Director, Roanoke
                                                                                     Electric Steel Corporation

Class C Directors (Serving until 2000 Annual Meeting)

Frank T. Ellett, Age 59, Director                   1983              ---            President, Virginia Truck Center, Inc. (sale,
                                                                                     lease and service of heavy trucks)

F. A. Farmer, Jr., Age 65, President and            1979              1991           President and Chief Executive Officer of the
Chief Executive Officer of the Company;                                              Company since January 1991 (retiring
Chairman of the Board of Directors(2)                                                January 1998); Chairman of the Board of
                                                                                     Directors of the Company since January
                                                                                     1996

W. L. Hazlegrove, Age 68, Director and              1979              ---            Member, law firm of Woods, Rogers &
General Counsel of the Company, 1984-                                                Hazlegrove, P.L.C.; Vice President and
1994                                                                                 General Counsel of the Company, 1984-
                                                                                     1994

Executive Officers Who Are Not Also Directors

John B. Williamson, III, Age 43, Vice               ---               1993           Vice President-Rates & Finance of the
President- Rates and Finance(1)(2)                                                   Company since January 1993; Director of
                                                                                     Rates and Finance April 1992 to January
                                                                                     1993; prior thereto, Chief Administrator,
                                                                                     Botetourt County, Virginia

Roger L. Baumgardner, Age 55, Vice                  ---               1986           Vice President, Secretary and Treasurer
President, Secretary and Treasurer                                                   since 1986

Arthur L. Pendleton, Age 46, Executive              ---               1987           Executive Vice President and Chief
Vice President and Chief Operating                                                   Operating Officer since January 1998; Vice
Officer since January 1998(2)                                                        President - Operations from January 1991 to
                                                                                     January 1998

------------------------------------


(1) Mr. Parrott will retire as a director at the 1998 Annual Meeting. Mr. Williamson has been nominated as a Class A director to fill the vacancy created by Mr. Parrott's retirement.

(2) Mr. Farmer will retire as President and Chief Executive Officer of the Company, effective as of the 1998 Annual Meeting. Mr. Williamson will at that time become President and Chief Executive Officer of the Company and Arthur L. Pendleton will become Executive Vice President and Chief Operating Officer of the Company. Mr. Farmer will continue to serve as the Chairman of the Board of Directors of the Company.


                           DESCRIPTION OF COMMON STOCK

General

         The total number of authorized shares of Common Stock of Roanoke Gas is 3,000,000 shares, $5 par value per share. As of December 29, 1997, there were 1,571,565 shares of Common Stock issued and outstanding, all of which were validly issued, fully paid and nonassessable, and, upon issuance as described in this Prospectus the shares of Common Stock offered hereby will be validly issued, fully paid and nonassessable. No other class of stock is currently authorized.

Dividend Rights

         Holders of the Common Stock are entitled to receive pro rata dividends if, when and as declared by the Board of Directors out of funds legally available therefor. The Company's long-term debt instruments contain certain restrictions on the payment of cash dividends. At September 30, 1997, under the most limiting of such provisions, retained earnings in the amount of approximately $4.4 million were unrestricted and available for the payment of dividends. See "Price Range of Common Stock and Dividends."

Voting Rights

         Each outstanding share of Common Stock is entitled to full voting rights for the election of directors and for all other purposes with one vote for each share of Common Stock held of record. Shareholders do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares of the Common Stock voting as a group for the election of directors can elect current classes of Roanoke Gas' directors and, except for certain major corporate actions, such as mergers, dissolution, or sale of substantially all of Roanoke Gas' assets other than in the ordinary course of business and matters relating to the fundamental rights of shareholders set forth above, can control the general business of the Company.

Liquidation Rights

         In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to receive pro rata all the assets of Roanoke Gas available for distribution to its stockholders.

Dividend Reinvestment Plan

         Roanoke Gas maintains a Dividend and Reinvestment and Stock Purchase Plan (the "DRP"). All holders of Common Stock may participate in the DRP and may have cash dividends on their shares of Common Stock automatically reinvested in additional shares of Common Stock and may invest in additional shares of Common Stock by making optional cash payments without the payment of brokerage commissions or service charges. Roanoke Gas has reserved 400,000 shares of Common Stock, as adjusted, for issuance under the DRP. As of December 29, 1997, approximately 185,821 of these shares were reserved but unissued. Proceeds received by Roanoke Gas from sales of shares of Common Stock pursuant to the DRP have been added to the general funds of Roanoke Gas and used for capital expenditures and working capital needs. Participation in the DRP is offered only through a separate prospectus available from Roanoke Gas.

Preferential, Preemptive, and Other Rights.

         No holder of stock has any preferential, preemptive, or other rights to purchase or subscribe to any shares of stock or other securities convertible into stock.

Election of Directors

         The Articles of Incorporation of Roanoke Gas provide that directors are elected for terms of three years, with one-third of the seats of the Board of Directors being subject to election each year. The holders of Roanoke Gas Common Stock do not have cumulative voting rights in the election of directors. Vacancies on the Company's Board of Directors may only be filled by a majority of the directors then in office, whether or not a quorum. Directors may be removed from office only for cause. These provisions may have the effect of delaying or deterring a change in control of the Company. See also "State Anti-Takeover Statutes."

Shareholder Protection Statutes

         The Virginia Act includes two shareholder protection statutes, the Affiliated Transactions Statute and the Control Share Acquisitions Statute, which are applicable to Roanoke Gas.

         The Affiliated Transactions Statute restricts certain transactions ("affiliated transactions") between a Virginia corporation having more than 300 shareholders of record and a beneficial owner of more than 10% of any class of voting stock (an "interested shareholder"). An affiliated transaction is defined in the Virginia Act as any of the following transactions with or proposed by an interested shareholder: a merger; a share exchange; certain dispositions of assets or guaranties of indebtedness other than in the ordinary course of business; certain significant securities issuances; dissolution of the corporation; or reclassification of the corporation's securities. Under the statute, an affiliated transaction generally requires the approval of a majority of disinterested directors and two-thirds of the voting shares of the corporation other than shares owned by an interested shareholder during a three-year period commencing as of the date the interested shareholder crosses the 10% threshold. This special voting provision does not apply if a majority of disinterested directors approved the acquisition of the more than 10% interest in advance. After the expiration of the three-year moratorium, an interested shareholder may engage in an affiliated transaction only if it is approved by a majority of disinterested directors or by two-thirds of the outstanding shares held by disinterested shareholders, or if the transaction complies with certain fair price provisions. This special voting rule is in addition to, and not in lieu of, other voting provisions contained in the Virginia Act and the Articles of Incorporation of Roanoke Gas.

         The Control Share Acquisitions Statute provides that, with respect to Virginia corporations having 300 or more shareholders of record, shares acquired in a transaction that would cause the acquiring person's aggregate share ownership to meet or exceed any of three thresholds (20%, 33-1/3% or 50%) have no voting rights unless such rights are granted by a majority vote of the shares not owned by the acquiring person or any officer or employee-director of the corporation. The statute sets out a procedure whereby the acquiring person may call a special shareholder's meeting for the purpose of considering whether voting rights should be conferred. Acquisitions pursuant to a merger or share exchange to which the corporation is a party and acquisitions pursuant to a tender or exchange offer arising out of an agreement to which the corporation is a party are exempt from the statute.

         Application of the control share acquisition statute is automatic unless a corporation "opts out" of its coverage by expressly providing in its articles of incorporation or bylaws that the statute does not apply to acquisitions of shares of such corporation. Roanoke Gas has not "opted out" of the statute.

         Roanoke Gas furnishes to its  shareholders  annual  reports  containing
audited  financial   statements  and  quarterly  reports  containing   unaudited
financial information.

Transfer Agent and Registrar

         The Transfer Agent and Registrar for Roanoke Gas Common Stock is First Union National Bank of North Carolina, Corporate Trust Client Services, N.C. - 1153, 1525 West W. T. Harris Boulevard - 3C3, Charlotte, North Carolina 28288-1153.


                                  UNDERWRITING

         Subject to the terms and conditions of the Underwriting Agreement between Scott & Stringfellow, Inc. (the "Underwriter") and the Company, the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 165,000 shares of Common Stock.

         The Underwriting Agreement provides that the obligations of the Underwriter thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriter's obligation is such that it is committed to purchase and pay for all the shares of Common Stock offered hereby if any are purchased.

         The Underwriter proposes to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus.

         The Company has granted the Underwriter an option for 30 days after the date of this Prospectus to purchase up to 16,500 additional shares of Common Stock, at the public offering price, less the underwriting discount, as set forth on the cover page of the Prospectus. The Underwriter may exercise such option only to cover over-allotments made in connection with the sale of the 165,000 shares of Common Stock offered hereby.

         The Underwriter and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a market price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed the greater of 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares. A passive market maker must identify passive-market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter and dealers are not required to engage in passive market making and may end passive market making activities at any time.

         In  order  to  facilitate  the  offering  of  the  Common  Stock,   the
Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriter may overallot in connection with the offering, creating a short position in the Common Stock for its own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriter may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

         The Company has agreed not to issue, and all directors and executive officers of the Company have agreed not to offer, sell or contract to sell or otherwise dispose of, directly or indirectly, or announce an offering of any shares of Common Stock for a period of 180 days after the date of this Prospectus, subject to certain limited exceptions, without the prior written consent of the Underwriter.

         The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriter may be required to make in respect thereof. The Company also has agreed to pay the Underwriter a financial advisory fee of $7,500 in connection with the Offering.

                                 LEGAL OPINIONS

         Legal matters in connection with the issuance of the Common Stock will be passed upon by Woods, Rogers & Hazlegrove, P.L.C., Roanoke, Virginia. Certain legal matters will be passed upon for the Underwriter by Hunton & Williams, Richmond, Virginia.

                                     EXPERTS

         The consolidated financial statements of Roanoke Gas Company and subsidiaries as of September 30, 1997 and 1996, and for each of the years in the three-year period ended September 30, 1997, have been included and incorporated by reference in this Prospectus and elsewhere in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission ("SEC"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the SEC, at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. Copies of such materials also can be obtained at prescribed rates from the Public Reference Section of the SEC at the Washington D.C. address given above. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Company. The address of such web site is http://www.sec.gov. In addition, such reports, proxy and information statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006-1506. The Company's Common Stock is included for quotation on the Nasdaq National Market under the symbol "RGCO."

         This Prospectus constitutes a part of a registration statement on Form S-2 (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the SEC under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement, as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed or incorporated by reference as part thereof. Copies of the Registration Statement and exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the Public Reference Section of the SEC described above. Statements contained in this Prospectus concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, heretofore filed by the Company with the SEC (File No. 0-367) pursuant to the Exchange Act, is hereby incorporated by reference in this Prospectus.

         Any statement contained herein or in a document incorporated by reference herein shall be deemed modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein modifies or supersedes such statement.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to: Roger L. Baumgardner, Secretary, Roanoke Gas Company, 519 Kimball Avenue, N.E., Roanoke, Virginia 24016, (540) 983-3855.




                                                ROANOKE GAS COMPANY

                                    INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                               Page
                                                                                                               ----
Independent Auditors' Report.....................................................................              F-2

Consolidated Financial Statements:
     Consolidated Balance Sheets as of September 30, 1997 and 1996................................             F-3
     Consolidated Statements of Earnings for the years ended September 30, 1997, 1996 and 1995....             F-5
     Consolidated Statements of Stockholders' Equity for the years ended September 30, 1997, 1996
         and 1995.................................................................................             F-6
     Consolidated Statements of Cash Flows for the years ended September 30, 1997, 1996 and 1995..             F-7
     Notes to Consolidated Financial Statements...................................................             F-9


Independent Auditors' Report






The Board of Directors and Stockholders
Roanoke Gas Company:


     We have audited the accompanying consolidated balance sheets of Roanoke Gas Company and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roanoke Gas Company and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.


                             s/KPMG Peat Marwick LLP
                              KPMG PEAT MARWICK LLP


Roanoke, Virginia
October 17, 1997




Roanoke Gas Company and Subsidiaries
Consolidated Balance Sheets
September 30, 1997 and 1996

Assets                                                                                    1997             1996
-------------------------------------------------------------------------------------------------------------------

Utility Plant:
     In service                                                                   $   65,590,024        60,454,905
     Accumulated depreciation and amortization                                       (22,612,963)      (20,822,398)
-------------------------------------------------------------------------------------------------------------------

         In service, net                                                              42,977,061        39,632,507
     Construction work-in-progress                                                     1,088,083         1,277,999
-------------------------------------------------------------------------------------------------------------------

         Utility plant, net                                                           44,065,144        40,910,506
-------------------------------------------------------------------------------------------------------------------

Nonutility Property:
     Propane                                                                           6,634,369         4,403,630
     Accumulated depreciation and amortization                                        (2,540,274)       (2,070,405)
-------------------------------------------------------------------------------------------------------------------

         Nonutility property, net                                                      4,094,095         2,333,225
-------------------------------------------------------------------------------------------------------------------

Current Assets:
     Cash and cash equivalents                                                           116,045           633,322
     Accounts receivable, less allowance for
         doubtful accounts of $368,345 in
         1997 and $279,316 in 1996                                                     4,188,984         3,857,407
     Inventories                                                                       7,427,581         7,402,586
     Prepaid income taxes                                                                  7,368           297,521
     Deferred income taxes                                                             1,206,995           379,356
     Purchased gas adjustments                                                           587,457         1,782,590
     Other                                                                               420,674           479,926
-------------------------------------------------------------------------------------------------------------------

         Total current assets                                                         13,955,104        14,832,708
-------------------------------------------------------------------------------------------------------------------

Other Assets                                                                             478,915           844,660


-------------------------------------------------------------------------------------------------------------------

                                                                                    $ 62,593,258        58,921,099
-------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.


                                                        F-3




Liabilities And Stockholders' Equity                                                    1997              1996
-------------------------------------------------------------------------------------------------------------------

Capitalization:
     Stockholders' equity:
         Common stock, $5 par value.  Authorized 3,000,000 shares; issued and outstanding 1,527,486 and 1,475,843 shares in 1997 and 1996,
              respectively                                                          $  7,637,430        7,379,215
         Capital in excess of par value                                                5,271,667        4,647,163
         Retained earnings                                                             7,687,854        6,948,623
-------------------------------------------------------------------------------------------------------------------

         Total stockholders' equity                                                   20,596,951       18,975,001
     Long-term debt, excluding current installments                                   17,079,000       20,222,124
-------------------------------------------------------------------------------------------------------------------

         Total capitalization                                                         37,675,951       39,197,125
-------------------------------------------------------------------------------------------------------------------

Current Liabilities:
     Current installments of long-term debt                                            3,143,124          669,423
     Borrowings under lines of credit                                                  7,129,000        6,652,500
     Dividends payable                                                                   397,530          376,795
     Accounts payable                                                                  5,512,348        4,931,467
     Customer deposits                                                                   427,895          362,384
     Accrued expenses                                                                  4,233,860        3,214,953
     Refunds from suppliers - due customers                                              425,860           23,865
-------------------------------------------------------------------------------------------------------------------

         Total current liabilities                                                    21,269,617       16,231,387
-------------------------------------------------------------------------------------------------------------------

Deferred Credits And Other Liabilities:
     Deferred income taxes                                                             3,145,932        2,960,795
     Deferred investment tax credits                                                     492,357          531,792
     Other deferred credits                                                                9,401                -
-------------------------------------------------------------------------------------------------------------------

         Total deferred credits and other liabilities                                  3,647,690        3,492,587
-------------------------------------------------------------------------------------------------------------------

                                                                                    $ 62,593,258       58,921,099
-------------------------------------------------------------------------------------------------------------------




                                                        F-4




Roanoke Gas Company and Subsidiaries
Consolidated Statements Of Earnings
Years Ended September 30, 1997, 1996 and 1995

                                                                         1997            1996            1995
-------------------------------------------------------------------------------------------------------------------

Operating Revenues:
     Gas utilities                                                  $ 57,842,181     60,067,407      44,061,737
     Propane operations                                                7,205,645      5,703,466       4,549,410
-------------------------------------------------------------------------------------------------------------------

     Total operating revenues                                         65,047,826     65,770,873      48,611,147
-------------------------------------------------------------------------------------------------------------------

Cost Of Gas:
     Gas utilities                                                    38,675,337     40,763,104      27,027,507
     Propane operations                                                3,907,568      2,976,974       2,147,776
-------------------------------------------------------------------------------------------------------------------

     Total cost of gas                                                42,582,905     43,740,078      29,175,283
Operating Margin                                                      22,464,921     22,030,795      19,435,864
-------------------------------------------------------------------------------------------------------------------

Other Operating Expenses:
     Gas utilities:
       Other operations                                                8,049,833      8,056,211       7,726,611
       Maintenance                                                     1,462,764      1,868,280       1,233,066
       Taxes - general                                                 2,456,399      2,401,768       2,082,896
       Taxes - income                                                    857,964        963,895         711,437
       Depreciation and amortization                                   2,533,912      2,294,447       2,133,488
     Propane operations (including taxes - income of $309,137,
       $177,059 and $224,017 in 1997, 1996 and 1995, respectively)     2,700,626      2,410,890       2,026,108
-------------------------------------------------------------------------------------------------------------------

       Total other operating expenses                                 18,061,498     17,995,491      15,913,606
-------------------------------------------------------------------------------------------------------------------

Operating Earnings                                                     4,403,423      4,035,304       3,522,258
-------------------------------------------------------------------------------------------------------------------

Other Income (Deductions):
     Gas utilities:
       Interest income                                                     8,204            274          26,652
       Merchandising and jobbing, net                                    147,522         99,334         120,475
       Other deductions                                                  (87,486)      (120,539)       (142,389)
       Taxes - income                                                    (37,552)       (22,486)        (14,547)
     Propane operations, net                                             116,222        121,157         189,458
-------------------------------------------------------------------------------------------------------------------

       Total other income (deductions)                                   146,910         77,740         179,649
-------------------------------------------------------------------------------------------------------------------

Earnings Before Interest Charges                                       4,550,333      4,113,044       3,701,907
-------------------------------------------------------------------------------------------------------------------

Interest Charges:
     Gas utilities:
       Long-term debt                                                  1,740,998      1,621,661       1,680,078
       Other                                                             441,444        292,301         231,142
     Propane operations                                                   58,011          2,410          13,447
-------------------------------------------------------------------------------------------------------------------

       Total interest charges                                          2,240,453      1,916,372       1,924,667
-------------------------------------------------------------------------------------------------------------------

Net Earnings                                                        $  2,309,880      2,196,672       1,777,240
-------------------------------------------------------------------------------------------------------------------

Net Earnings Per Share                                              $       1.54           1.51            1.26
-------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.



                                                        F-5




Roanoke Gas Company and Subsidiaries
Consolidated Statements Of Stockholders' Equity
Years Ended September 30, 1997, 1996 and 1995

                                                                       Capital In       Total
                                                       Common           Excess Of     Retained      Stockholders'
                                                        Stock           Par Value      Earnings       Equity
-------------------------------------------------------------------------------------------------------------------


Balances, September 30, 1994                      $ 6,911,715           3,631,335      5,881,869    16,424,919
Net earnings                                                -                   -      1,777,240     1,777,240
Cash dividends ($1.00 per share)                            -                   -     (1,416,081)   (1,416,081)
Issuance of common stock (50,169 shares)              250,845             522,699             -        773,544
Common stock issuance costs                                 -              (4,450)            -         (4,450)
-------------------------------------------------------------------------------------------------------------------

Balances, September 30, 1995                        7,162,560           4,149,584      6,243,028    17,555,172
Net earnings                                               -                    -      2,196,672     2,196,672
Cash dividends ($1.02 per share)                           -                    -     (1,491,077)   (1,491,077)
Issuance of common stock (43,331 shares)              216,655             497,579              -       714,234
-------------------------------------------------------------------------------------------------------------------

Balances, September 30, 1996                        7,379,215           4,647,163      6,948,623    18,975,001
Net earnings                                                -                   -      2,309,880     2,309,880
Cash dividends ($1.04 per share)                            -                   -     (1,570,649)   (1,570,649)
Issuance of common stock (51,643 shares)              258,215             624,504              -       882,719
-------------------------------------------------------------------------------------------------------------------

Balances, September 30, 1997                      $ 7,637,430           5,271,667      7,687,854    20,596,951
-------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.






                                                        F-6




Roanoke Gas Company and Subsidiaries
Consolidated Statements Of Cash Flows
Years Ended September 30, 1997, 1996 and 1995

                                                                       1997              1996             1995
-------------------------------------------------------------------------------------------------------------------

Cash Flows From Operating Activities:
   Net earnings                                                     $ 2,309,880       2,196,672          1,777,240
   Adjustments to reconcile net earnings to net cash
   provided by (used in) operating activities:
      Depreciation and amortization                                   3,247,015       2,810,314          2,563,128
      Loss (gain) on disposal of utility plant and
         nonutility property                                               (961)         (4,202)             4,823
      Loss (gain) on sale of other asset                                  3,293               -            (67,556)
      Write-down of other asset                                           4,230               -                  -
      Write-off of regulatory assets                                    132,523               -                  -
      Decrease (increase) in purchased gas adjustments                1,195,133      (2,019,589)           931,422
      Changes in assets and liabilities which provided
         (used) cash, exclusive of changes and noncash
         transactions shown separately                                1,471,321      (3,608,875)         3,139,960
-------------------------------------------------------------------------------------------------------------------

         Net cash provided by (used in) operating activities          8,362,434        (625,680)         8,349,017
-------------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities:
   Additions to utility plant in service and under
      construction and nonutility property                           (8,052,801)     (5,522,977)        (5,609,292)
   Proceeds from disposal of property                                    50,094          42,511             70,403
   Cost of removal of utility plant, net                               (158,855)       (423,221)          (122,523)
   Proceeds from sale of other asset                                    141,969               -                  -
   Proceeds from collection of note receivable                                -               -            490,000
-------------------------------------------------------------------------------------------------------------------

         Net cash used in investing activities                       (8,019,593)     (5,903,687)        (5,171,412)
-------------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities:
   Proceeds from issuance of long-term debt                                   -               -          2,700,000
   Retirement of long-term debt and payments on
      obligations under capital leases                                 (669,423)     (1,179,415)        (1,124,703)
   Net borrowings (repayments) under lines of credit                    476,500       8,598,000         (3,793,000)
   Proceeds from issuance of common stock                               882,719         714,234            773,544
   Common stock issuance costs                                                -               -             (4,450)
   Cash dividends paid                                               (1,549,914)     (1,473,025)        (1,403,370)
-------------------------------------------------------------------------------------------------------------------

         Net cash provided by (used in) financing activities           (860,118)      6,659,794         (2,851,979)
-------------------------------------------------------------------------------------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                   (517,277)        130,427            325,626
Cash and Cash Equivalents, Beginning of Year                            633,322         502,895            177,269
-------------------------------------------------------------------------------------------------------------------

Cash and Cash Equivalents, End of Year                              $   116,045         633,322            502,895
-------------------------------------------------------------------------------------------------------------------


                                                                                                        (Continued)


                                                        F-7





                                                                         1997              1996             1995
-------------------------------------------------------------------------------------------------------------------

Changes in Assets and Liabilities Which Provided (Used)
Cash, Exclusive of Changes and Noncash Transactions
Shown Separately:
   Accounts receivable and customer deposits, net                   $  (266,066)        (346,566)         (304,927)
   Inventories                                                          (24,995)      (2,054,592)        1,028,359
   Prepaid income taxes                                                 290,153         (297,521)          260,609
   Other noncurrent assets                                               83,730          160,936          (277,339)
   Accounts payable                                                     580,881         (613,180)          224,166
   Income taxes payable                                                       -         (476,410)          476,410
   Accrued expenses and other current assets, net                     1,078,159         (111,608)        2,011,166
   Refunds from suppliers - due customers                               401,995         (658,986)          183,953
   Deferred taxes, including amortization of deferred
      investment tax credits                                           (681,937)         789,052          (350,121)
   Other deferred credits                                                 9,401                -          (112,316)
-------------------------------------------------------------------------------------------------------------------

                                                                    $ 1,471,321       (3,608,875)        3,139,960
-------------------------------------------------------------------------------------------------------------------

Supplemental Disclosures Of Cash Flows Information:
   Cash paid during the year for:
      Interest                                                      $ 2,065,893        1,493,801         1,867,816
-------------------------------------------------------------------------------------------------------------------

      Income taxes, net of refunds                                  $ 1,575,952        1,148,319           675,418
-------------------------------------------------------------------------------------------------------------------

   Noncash Transactions:
      TheCompany  refinanced  $9,300,000  of current  installments  of long-term debt and borrowings under lines of credit as long-term debt in 1996.
      A  capital  lease  obligation  of $21,119  was  incurred  in 1995 when the
         Company entered into an equipment lease.
-------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(1)  Summary of Significant Accounting Policies

General

         The consolidated financial statements include the accounts of Roanoke Gas Company and its wholly-owned subsidiaries (the Company), Bluefield Gas Company and Diversified Energy Company, trading as Highland Propane Company and Highland Gas Marketing. Roanoke Gas Company and Bluefield Gas Company are gas utilities, which distribute and sell natural gas to residential, commercial and industrial customers within their service areas. The gas utilities are subject to regulation by the Federal Energy Regulatory Commission and their applicable state regulatory commissions. Highland Propane Company, which is not a public utility, distributes and sells propane in southwestern Virginia and southern West Virginia. Highland Gas Marketing brokers natural gas to several industrial transportation customers of Roanoke Gas Company and Bluefield Gas Company.

         The Company maintains its financial records in accordance with the accounting policies as prescribed by its regulatory commissions and generally accepted accounting principles. The Company's regulated operations meet the criteria, and accordingly, follow the reporting and accounting requirements of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (Statement 71). Statement 71 sets forth the application of generally accepted accounting principles to those companies whose rates are determined by an independent third-party regulator. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the rate-setting process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this results, costs are deferred as assets in the consolidated balance sheet (regulatory assets) and recorded as expenses as those same amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).

         The amounts recorded by the Company as regulatory assets and regulatory liabilities follow:


                                                        September 30,
--------------------------------------------------------------------------------

                                                     1997              1996
--------------------------------------------------------------------------------

Regulatory Assets:
     Early retirement incentive plan costs        $  33,481          246,768
     Statement 106 implementation cost                    -           18,884
     Rate case costs                                  6,598           20,879
     Franchise negotiation costs                          -           41,846
     LNG tank painting costs                              -           25,720
     Union organization costs                             -           29,325
     Purchased gas adjustments                      587,457        1,782,590
     Statement 109 implementation                         -           20,484
     Other                                                -           12,938
--------------------------------------------------------------------------------

                                                  $ 627,536        2,199,434
--------------------------------------------------------------------------------

Regulatory Liabilities:
     Refunds from suppliers - due customers         425,860           23,865
--------------------------------------------------------------------------------

                                                  $ 425,860           23,865
--------------------------------------------------------------------------------

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(1)  Summary of Significant Accounting Policies (continued)

         During 1997, the Company wrote off regulatory assets totaling $132,523 upon management's determination that, for rate-making purposes, recovery of these costs in future revenues was no longer probable.

         All significant intercompany transactions have been eliminated in consolidation.

Utility Plant

         Utility plant is stated at original cost. The cost of additions to utility plant includes direct labor and overhead. The cost of depreciable property retired, plus cost of dismantling, less salvage, is charged to accumulated depreciation. Maintenance, repairs, and minor renewals and betterments of property are charged to operations.

Depreciation and Amortization

         Provisions for depreciation and amortization are computed principally on composite straight-line rates for financial statement purposes and on accelerated rates for income tax purposes. Depreciation and amortization for financial statement purposes are provided on annual composite rates ranging from 2 percent to 20 percent, except for propane plant and certain other utility plant which are depreciated on a straight-line basis over the assets' estimated useful lives. The annual composite rates are determined by depreciation studies performed for rate-making purposes; however, these studies provide estimated useful lives which are materially consistent with generally accepted accounting principles, and accordingly, no significant differences in annual depreciation and amortization expense amounts occur as a result of regulation.

Cash and Cash Equivalents

         For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

         Inventories, which consist primarily of propane gas and natural gas firm and winter storage, are valued at the lower of cost (average cost) or market.

Unbilled Revenues

         The Company bills most of its customers on a monthly cycle basis, although certain large industrial customers are billed at or near the end of each month. The Company records revenue based on service rendered to the end of the accounting period. The amounts of unbilled revenues receivable included in accounts receivable on the consolidated balance sheets in 1997 and 1996 were $915,192 and $863,480, respectively.

Income Taxes

         Income taxes are accounted for using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled.

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(1)  Summary of Significant Accounting Policies (continued)

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Bond Expenses

         Bond expenses are being amortized over the lives of the bonds using the bonds outstanding method.

Purchased Gas Adjustments

         Pursuant to the  provisions of the Company's  purchased gas  adjustment
(PGA) clause, increases or decreases in gas costs are passed on to its customers. Accordingly, the difference between actual costs incurred and costs recovered through the application of the PGA is reflected as a net deferred charge or credit. At the end of the deferral period, the balance of the net deferred charge or credit is amortized over the next 12-month period and amounts are reflected in customer billings.

Pension and Other Postretirement Benefit Plans

         The Company has a defined benefit pension plan covering substantially all of its employees. Generally, the Company's funding policy is to contribute annually an amount equal to that which can be deducted for federal income tax purposes. Pension costs are computed based upon the provisions of Statement of Financial Accounting Standards No. 87.

         The Company also provides certain health care, supplemental retirement and life insurance benefits to active and retired employees. Postretirement benefit costs are computed based upon the provisions of Statement of Financial Accounting Standards No. 106.

Net Earnings Per Share

         Net earnings per share are based on the weighted average number of shares outstanding during the year (1,503,388 shares in 1997, 1,455,999 shares in 1996 and 1,408,659 shares in 1995). The calculations of weighted average shares outstanding for 1997 and 1996 do not include the effect of common stock equivalents (CSEs), since the impact of including CSEs in the weighted average shares outstanding is less than three percent.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Options

         Prior to October 1, 1996, the Company accounted for its stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(1)  Summary of Significant Accounting Policies (continued)

interpretations. As such, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On October 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (Statement 123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, Statement 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma net earnings per share disclosures for stock option grants made in 1996 and future years as if the fair-value-based method defined in Statement 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of Statement 123.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

         The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (Statement 121), on October 1, 1996. Statement 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of Statement 121 in 1997 did not have a material impact on the Company's consolidated financial position, results of operations or liquidity.

(2)  Allowance for Doubtful Accounts

         A summary of the changes in the allowance for doubtful accounts follows:

                                                                         Years Ended September 30,
-------------------------------------------------------------------------------------------------------------------

                                                                 1997             1996              1995
-------------------------------------------------------------------------------------------------------------------

Balances, beginning of year                                  $ 279,316          171,947           318,834
Provision for doubtful accounts                                660,400          550,777           345,585
Recoveries of accounts written off                             125,035          131,499            91,941
Accounts written off                                          (696,406)        (574,907)         (584,413)
-------------------------------------------------------------------------------------------------------------------

Balances, end of year                                        $ 368,345          279,316           171,947
-------------------------------------------------------------------------------------------------------------------

(3)  Borrowings Under Lines of Credit

         The Company had total short-term lines of credit of $20,000,000 in 1997, $18,000,000 in 1996 and $13,000,000 in 1995. The balances outstanding under these lines of credit at September 30, 1997, 1996 and 1995 were $7,129,000, $6,652,500 and $1,442,000, respectively. The highest month-end balances outstanding under these lines of credit were $15,896,000, $7,587,000 and $7,186,000 in 1997, 1996 and 1995, respectively. The average month-end balances outstanding were approximately $8,098,000, $4,453,000 and $2,809,000 in 1997, 1996 and 1995, respectively. The average interest rates on the lines of credit were approximately 5.97 percent, 5.84 percent and 6.07 percent for 1997, 1996 and 1995, respectively. The lines are subject to annual renewal and do not require compensating balances. The average interest rates were 6.14 percent,
5.71 percent and 6.27 percent on balances outstanding at September 30, 1997, 1996 and 1995, respectively.



Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995


(4)  Long-term Debt

         Long-term debt consists of the following:
                                                                                             September 30,
-------------------------------------------------------------------------------------------------------------------

                                                                                         1997           1996
-------------------------------------------------------------------------------------------------------------------

Roanoke Gas Company:
         First mortgage bonds, collateralized by utility plant:
              Series K, 10%, due July 1, 2002, with provision for retirement of
                  $265,000 each year through 2001, with a final payment of
                  $290,000                                                        $ 1,350,000       1,615,000
              Series L, 10.375%, due April 1, 2004, with provision for retirement of $334,000 each year through 2003, with a final payment
                  of $324,000                                                       2,328,000       2,662,000
         Term debentures, collateralized by indenture dated October 1, 1991, with provision for retirement in varying annual payments through
              October 1, 2016 and interest rates ranging from 6.75% to 9.625%       7,200,000       7,200,000
         Unsecured senior notes payable, with interest rate fixed at 7.66%, with provision for retirement of $1,600,000 for each year beginning
              December 1, 2014 through 2018                                         8,000,000       8,000,000
         Obligations under capital leases, due in aggregate monthly payments
              of $3,076, including imputed interest, through August 1998               31,624          64,547
Bluefield Gas Company:
         Unsecured  installment  loan,  with interest rate based on prime (8.75%
              and 8.25% at  September  30,  1997 and 1996,  respectively),  with provision for retirement of $50,000 for each year through
              1997 and a final payment of $12,500 on October 31, 1997                  12,500          50,000
         Unsecured note payable, with interest rate fixed at 7.28%, with provision for retirement of $25,000 quarterly beginning
              January 1, 2002 and a final payment of $1,000,000 on
              October 1, 2003                                                       1,300,000       1,300,000
-------------------------------------------------------------------------------------------------------------------

Total long-term debt                                                               20,222,124      20,891,547
Less current installments of long-term debt                                        (3,143,124)       (669,423)
-------------------------------------------------------------------------------------------------------------------

Total long-term debt, excluding current installments                             $ 17,079,000      20,222,124
-------------------------------------------------------------------------------------------------------------------


         The above debt obligations contain various provisions including a minimum interest charge coverage ratio, limitations on debt as a percentage of total capitalization, and limitations on total liabilities as a percentage of tangible net worth. The obligations also contain a provision restricting the payment of dividends, primarily based on the earnings of the Company and dividends previously paid. At September 30, 1997, approximately $4,400,000 of retained earnings was available for dividends.

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(4)  Long-term Debt (continued)

         The  aggregate   annual   maturities  of  long-term   debt,   including
obligations under capital leases, subsequent to September 30, 1997 are as follows:

         Years Ending September 30,
------------------------------------------------------------------------

                  1998                                 $  3,143,124
                  1999                                      599,000
                  2000                                      599,000
                  2001                                      599,000
                  2002                                    1,399,000
                  Thereafter                             13,883,000
------------------------------------------------------------------------

                  Total                                $ 20,222,124
------------------------------------------------------------------------


(5)  Income Taxes
         The details of income tax expense (benefit) are as follows:
                                                                         Years Ended September 30,
-------------------------------------------------------------------------------------------------------------------
                                                                      1997              1996          1995
-------------------------------------------------------------------------------------------------------------------
Charged to other operating expenses - gas utilities:
Current:
     Federal                                                     $ 1,561,779           206,399     1,104,505
     State                                                           (15,946)          (40,248)       48,649
-------------------------------------------------------------------------------------------------------------------

Total current                                                      1,545,833           166,151     1,153,154
-------------------------------------------------------------------------------------------------------------------

Deferred:
     Federal                                                        (668,660)          777,772      (370,870)
     State                                                            20,226            58,621       (32,198)
-------------------------------------------------------------------------------------------------------------------

Total deferred                                                      (648,434)          836,393      (403,068)
-------------------------------------------------------------------------------------------------------------------

Investment tax credits, net                                          (39,435)          (38,649)      (38,649)
-------------------------------------------------------------------------------------------------------------------

Total charged to other operating expenses - gas utilities            857,964           963,895       711,437
-------------------------------------------------------------------------------------------------------------------

Charged to other income and deductions - gas utilities:
Current:
     Federal                                                          37,787            22,195        14,587
     State                                                               105               665           (40)
-------------------------------------------------------------------------------------------------------------------

Total current                                                         37,892            22,860        14,547
-------------------------------------------------------------------------------------------------------------------

Deferred:
     Federal                                                            (340)             (374)            -
     State                                                                 -                 -             -
-------------------------------------------------------------------------------------------------------------------

Total deferred                                                          (340)             (374)            -
-------------------------------------------------------------------------------------------------------------------

Total charged to other income and deductions - gas utilities          37,552            22,486        14,547
-------------------------------------------------------------------------------------------------------------------

Charged to other operating expenses - propane operations:
Current:
     Federal                                                         233,323           153,044       200,022
     State                                                            49,057            32,333        44,715
-------------------------------------------------------------------------------------------------------------------

Total current                                                        282,380           185,377       244,737
-------------------------------------------------------------------------------------------------------------------

Deferred:
     Federal                                                          21,832            (6,052)      (15,528)
     State                                                             4,925            (2,266)       (5,192)
-------------------------------------------------------------------------------------------------------------------

Total deferred                                                        26,757            (8,318)      (20,720)
-------------------------------------------------------------------------------------------------------------------

Total charged to other operating expenses - propane operations       309,137           177,059       224,017
-------------------------------------------------------------------------------------------------------------------

Total income tax expense                                         $ 1,204,653         1,163,440       950,001
-------------------------------------------------------------------------------------------------------------------



                                                       F-14




Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(5)  Income Taxes (continued)

     Income tax expense for the years ended September 30, 1997, 1996 and 1995 differed from amounts computed by applying the U.S. Federal income tax rate of 34 percent to earnings before income taxes as a result of the following:

                                                                       Years Ended September 30,
-------------------------------------------------------------------------------------------------------------------

                                                                   1997             1996             1995
-------------------------------------------------------------------------------------------------------------------

Net earnings                                                   $ 2,309,880         2,196,672      1,777,240
Income tax expense                                               1,204,653         1,163,440        950,001
-------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                   $ 3,514,533         3,360,112      2,727,241
-------------------------------------------------------------------------------------------------------------------

Computed "expected" income tax expense                           1,194,941         1,142,438        927,262
Increase (reduction) in income tax expense resulting from:
     Amortization of deferred investment tax credits               (39,435)          (38,649)       (38,649)
     Other, net                                                     49,147            59,651         61,388
-------------------------------------------------------------------------------------------------------------------

Total income tax expense                                       $ 1,204,653         1,163,440        950,001
-------------------------------------------------------------------------------------------------------------------


     The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows:

                                                                                        September 30,
-------------------------------------------------------------------------------------------------------------------

                                                                                   1997              1996
-------------------------------------------------------------------------------------------------------------------

Deferred tax assets:
     Accounts receivable, due to allowance for doubtful accounts             $   132,818           105,602
     Accrued pension and medical benefits, due to accrual for
         financial reporting purposes in excess of actual contributions          803,852           682,471
     Accrued vacation and bonuses, due to accrual for financial reporting
         purposes                                                                173,731           164,542
     Purchased gas adjustments, due to accrual for financial reporting
         purposes in excess of actual payments to customers                      176,972                 -
     Other                                                                       213,976            92,456
-------------------------------------------------------------------------------------------------------------------

Total gross deferred tax assets                                                1,501,349         1,045,071
     Less valuation allowance                                                          -                 -
-------------------------------------------------------------------------------------------------------------------

Net deferred tax assets                                                        1,501,349         1,045,071
-------------------------------------------------------------------------------------------------------------------

Deferred tax liabilities:
     Utility plant, due to differences in depreciation                         3,154,190         2,912,432
     Purchased gas adjustments, due to actual payments to
         customers in excess of accrual for financial reporting purposes         225,309           620,788
     Prepaid expenses and other assets, due to capitalization for financial
         reporting purposes                                                       60,787            93,290
-------------------------------------------------------------------------------------------------------------------

Total gross deferred tax liabilities                                           3,440,286         3,626,510
-------------------------------------------------------------------------------------------------------------------

Net deferred tax liability                                                   $ 1,938,937         2,581,439
-------------------------------------------------------------------------------------------------------------------

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(5)  Income Taxes (continued)

         The Company has determined that a valuation allowance for the gross deferred tax assets was not necessary at September 30, 1997 and 1996, since realization of the entire gross deferred tax assets can be supported by the amount of taxes paid during the carryback period available under current tax laws, as well as the reversal of the temporary differences which gave rise to the deferred tax liabilities.

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. (6) Employee Benefit Plans
         The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and employee compensation. Plan assets are invested principally in cash equivalents and corporate stocks and bonds. Company contributions are intended to provide not only for benefits attributed to date, but also for those expected to be earned in the future.

         Pension expense includes the following components:

                                                                                Years Ended September 30,
-------------------------------------------------------------------------------------------------------------------

                                                                            1997         1996         1995
-------------------------------------------------------------------------------------------------------------------

Service cost for the current year                                     $   142,467      148,465      127,908
Interest cost on the projected benefit obligation                         419,474      397,458      376,147
Actual return on assets held in the plan                               (1,030,919)    (717,703)    (988,813)
Net amortization and deferral of unrecognized gains and losses            647,436      372,234      727,706
Special termination benefits cost related to the early retirement
     incentive plan                                                             -            -      168,730
-------------------------------------------------------------------------------------------------------------------

Net pension expense                                                   $   178,458      200,454      411,678
-------------------------------------------------------------------------------------------------------------------


          The Plan's funded status is as follows:

                                                                                    September 30,
-------------------------------------------------------------------------------------------------------------------

                                                                                  1997         1996
-------------------------------------------------------------------------------------------------------------------

Actuarial present value of accumulated benefit obligation:
     Vested                                                                $ (4,285,717)     (4,241,528)
     Nonvested                                                                 (143,901)        (30,872)
-------------------------------------------------------------------------------------------------------------------

Accumulated benefit obligation                                               (4,429,618)     (4,272,400)
Effect of anticipated future compensation levels and other events            (1,510,433)     (1,343,289)
-------------------------------------------------------------------------------------------------------------------

Projected benefit obligation                                                 (5,940,051)     (5,615,689)
Fair value of assets held in the plan                                         6,324,249       5,498,868
-------------------------------------------------------------------------------------------------------------------

Excess (deficiency) of plan assets over projected benefit obligation      $     384,198        (116,821)
-------------------------------------------------------------------------------------------------------------------

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(6) Employee Benefit Plans (continued)

          The excess (deficiency) of plan assets over the projected benefit obligation consists of the following:

                                                                                    September 30,
-------------------------------------------------------------------------------------------------------------------

                                                                                 1997           1996
-------------------------------------------------------------------------------------------------------------------

Net unrecognized gain from past experience different than assumed          $ 1,709,103        1,283,944
Unamortized transition liability                                              (329,977)        (435,421)
Unrecognized prior service cost                                                (75,503)         (94,377)
Accrued pension cost included in the consolidated balance sheets              (919,425)        (870,967)
-------------------------------------------------------------------------------------------------------------------

Total                                                                      $   384,198         (116,821)
-------------------------------------------------------------------------------------------------------------------


     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.75 percent for 1997, 1996 and 1995. The rates of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 5 percent in 1997 and 4 percent for compensation increases through December 31, 1996 and 5 percent for compensation increases thereafter in 1996 and 1995. The assumed long-term rate of return on assets was 8.5 percent for 1997, 1996 and 1995.

     In addition to pension benefits, the Company has a postretirement benefits plan which provides certain health care, supplemental retirement and life insurance benefits to active and retired employees who meet specific age and service requirements. The plan is contributory. The Company has elected to fund the plan over future years. Approximately 67 percent of the consolidated annual cost of the plan is recovered from the Company's customers through rates.

     The following table presents the plan's funded status reconciled with the amounts recognized in the Company's consolidated balance sheets:

                                                                                    September 30,
-------------------------------------------------------------------------------------------------------------------

                                                                               1997             1996
-------------------------------------------------------------------------------------------------------------------

Accumulated postretirement benefits obligation:
     Retirees                                                             $ 2,846,193         2,448,483
     Fully eligible active plan participants                                  712,308           646,587
     Other active plan participants                                         1,262,063         1,202,667
-------------------------------------------------------------------------------------------------------------------

Total accumulated postretirement benefits obligation                        4,820,564         4,297,737
Plan assets at fair value, principally cash equivalents and mutual funds     (995,411)         (971,630)
-------------------------------------------------------------------------------------------------------------------

Accumulated postretirement benefits obligation in excess of plan assets     3,825,153         3,326,107
Unrecognized net gain                                                         938,540         1,322,715
Unrecognized transition obligation                                         (3,796,800)       (4,034,100)
-------------------------------------------------------------------------------------------------------------------

Postretirement benefits cost included in accrued expenses                 $   966,893           614,722
-------------------------------------------------------------------------------------------------------------------


Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(6) Employee Benefit Plans (continued)

     Net  periodic   postretirement   benefits   cost   includes  the  following
components:

                                                                              Years Ended September 30,
-------------------------------------------------------------------------------------------------------------------

                                                                       1997           1996           1995
-------------------------------------------------------------------------------------------------------------------


Service cost for the current year                                  $  96,255           89,000       86,613
Interest cost on the accumulated postretirement
     benefits obligation                                             325,036          363,000      320,992
Return on assets held in the plan                                    (89,542)         (40,000)     (35,000)
Amortization of transition obligation                                237,300          237,300      237,300
Net total of other components                                        (25,201)         (16,000)      (7,583)
Special termination benefits cost related to the early
     retirement incentive plan                                             -                -      242,319
-------------------------------------------------------------------------------------------------------------------

Net periodic postretirement benefits cost                          $ 543,848          633,300      844,641
-------------------------------------------------------------------------------------------------------------------

         For measurement purposes, 10 percent, 10.5 percent and 11 percent annual rates of increase in the per capita cost of covered benefits (i.e., medical trend rate) were assumed for 1997, 1996 and 1995, respectively; the rates were assumed to decrease gradually to 6.25 percent by the year 2005 and remain at that level thereafter. The medical trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed medical cost trend rate by one percentage point each year would increase the accumulated postretirement benefits obligation as of September 30, 1997 by approximately $577,834, or 12 percent, and the aggregate of the service and interest cost components of net postretirement benefits cost by approximately $68,513, or 16 percent.

         The weighted average discount rate used in determining the accumulated postretirement benefits obligation was 7.75 percent at September 30, 1997, 1996 and 1995.

         During 1995, the Company offered a voluntary early retirement incentive plan to all employees over age 55 who were vested in the Company's pension plan. Of the 25 eligible employees, 12 accepted the early retirement offer by the April 26, 1995 deadline. The total cost of the early retirement incentive plan was $444,367, of which $125,904 was expensed directly in the Company's third quarter of 1995 and $318,463 was established as a regulatory asset, with amortization beginning in fiscal year 1996 when rates were placed into effect to allow recovery of the capitalized costs. The costs expensed during the third quarter of 1995 related to the portion of the plan costs that would be amortized during the period between the recognition of the plan costs and the implementation of new rates, which provided for plan cost recovery, in fiscal year 1996. The Company recorded $139,482 and $71,695 of amortization expense related to this regulatory asset during the years ended September 30, 1997 and 1996. The unamortized balance of the regulatory asset of $73,805, excluding the balance relative to Bluefield Gas Company, was written off in 1997 (see note 1).

         The Company also has a defined contribution plan covering all of its employees who elect to participate. The Company made annual matching contributions to the plan based on 70 percent in 1997 and 50 percent in 1996 and 1995 of the net participants' basic contributions (from 1 percent to 6 percent of their total compensation). The annual cost of the plan was $217,466, $134,188 and $132,261 for 1997, 1996 and 1995, respectively.

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(7)  Common Stock Options

         During 1996, the Company's stockholders approved the Roanoke Gas Company Key Employee Stock Option Plan. The plan provides for the issuance of common stock options to officers and certain other full-time salaried employees to acquire a maximum of 50,000 shares of the Company's common stock. The plan requires each option's exercise price per share to equal the fair value of the Company's common stock as of the date of grant.

         The aggregate number of shares under option pursuant to the Roanoke Gas Company Key Employee Stock Option Plan are as follows:

                                                     Number Of        Weighted Average           Option Price
                                                     Shares           Exercise Price               Per Share
-------------------------------------------------------------------------------------------------------------------

Options outstanding, September 30, 1996               13,000              15.500                    15.500
Options granted                                       21,500              16.875                    16.875
-------------------------------------------------------------------------------------------------------------------

Options outstanding, September 30, 1997               34,500              16.357             15.500-16.875
-------------------------------------------------------------------------------------------------------------------


         Under the terms of the plan, the options become exercisable six months from the grant date and expire ten years subsequent to the grant date. All options outstanding were fully vested and exercisable at September 30, 1997.

         The per share weighted-average fair values of stock options granted during 1997 and 1996 were $1.08 and $1.63 on the dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1997-expected dividend yield of 5.78 percent, risk-free interest rate of 6.29 percent, expected volatility of 10 percent and an expected life of 10 years; 1996-expected dividend yield of 5.83 percent, risk-free interest rate of 6.44 percent, expected volatility of 42 percent and an expected life of 10 years.

         The Company uses the intrinsic value method of APB Opinion No. 25 for recognizing stock-based compensation in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under the provisions of Statement 123, the Company's net earnings and net earnings per share would have been decreased to the pro forma amounts indicated below:

                                                                           Years Ended September 30,
-------------------------------------------------------------------------------------------------------------------

                                                                     1997                           1996
-------------------------------------------------------------------------------------------------------------------

Net earnings:
     As reported                                                 $ 2,309,880                     2,196,672
     Pro forma                                                     2,278,093                     2,182,681
Net earnings per share:
     As reported                                                 $      1.54                          1.51
     Pro forma                                                   $      1.52                          1.50
-------------------------------------------------------------------------------------------------------------------


(8)  Related Party Transactions

         Certain of the Company's directors render business services or sell products to the Company. The significant services included legal fees of
approximately   $182,000,   $69,000  and  $173,000  in  1997,   1996  and  1995,
respectively. The products included natural gas purchases of approximately $3,052,000, $1,950,000 and $1,250,000 in 1997, 1996 and 1995, respectively. It is anticipated that similar services and products will be provided to the Company in 1998.

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(9)  Quarterly Financial Information (Unaudited)

         Quarterly financial data as previously reported for the years ended September 30, 1997 and 1996 is summarized as follows:

                                                        First            Second             Third        Fourth
1997                                                    Quarter         Quarter           Quarter        Quarter
-------------------------------------------------------------------------------------------------------------------

Operating revenues                                  $  22,412,424       24,580,783       9,894,442       8,160,177
-------------------------------------------------------------------------------------------------------------------

Operating earnings (loss)                           $   1,840,530        2,394,999         261,537         (93,643)
-------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                                 $   1,331,276        1,831,756        (247,734)       (605,418)
-------------------------------------------------------------------------------------------------------------------

Net earnings (loss) per share                       $         .90             1.22            (.16)           (.42)
-------------------------------------------------------------------------------------------------------------------




                                                         First           Second             Third        Fourth
1996                                                    Quarter          Quarter           Quarter       Quarter
-------------------------------------------------------------------------------------------------------------------

Operating revenues                                  $ 17,993,759        29,625,390      10,435,031       7,716,693
-------------------------------------------------------------------------------------------------------------------

Operating earnings (loss)                           $  1,865,501         2,412,749          38,336        (281,282)
-------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                                 $  1,434,772         1,954,256        (407,940)       (784,416)
-------------------------------------------------------------------------------------------------------------------

Net earnings (loss) per share                       $       1.00              1.35            (.28)           (.56)
-------------------------------------------------------------------------------------------------------------------


         The pattern of quarterly earnings is the result of the highly seasonal nature of the business, as variations in weather conditions generally result in greater earnings during the winter months.

(10)  Business and Credit Concentrations

         The primary business of the Company is the distribution of natural gas to residential, commercial and industrial customers in Roanoke, Virginia; Bluefield, Virginia; Bluefield, West Virginia; and the surrounding areas. The Company distributes natural gas to its customers at rates and charges regulated by the State Corporation Commission in Virginia and the Public Service Commission in West Virginia. The Company also serves propane customers in southwestern Virginia and southern West Virginia through its nonregulated subsidiary.

         During 1997, 1996 and 1995, no single customer accounted for more than 5 percent of the Company's sales, and no account receivable from any customer exceeded 5 percent of the Company's total stockholders' equity at September 30, 1997 and 1996.

(11)  Franchises

         Roanoke Gas Company (Roanoke Gas) and Commonwealth Public Service Corporation, a subsidiary of Bluefield Gas Company, currently hold the only franchises and/or certificates of public convenience and necessity to distribute natural gas in their respective Virginia service areas. The franchises generally extend for multi-year periods and are renewable by the municipalities. Certificates of public convenience and necessity, which are issued by the State Corporation Commission of Virginia, are of perpetual duration, subject to compliance with regulatory standards.

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(11) Franchises (continued)

         Management anticipates that the Company will be able to renew all of its franchises when they expire. There can be no assurance, however, that a given jurisdiction will not refuse to renew a franchise or will not in connection with the renewal of a franchise, impose certain restrictions or conditions that could adversely affect the Company's business operations or financial condition.

(12)  Environmental Matters

         Both Roanoke Gas Company and Bluefield Gas Company operated manufactured gas plants (MGPs) as a source of fuel for lighting and heating until the early 1950s. The process involved heating coal in a low-oxygen environment to produce a manufactured gas that could be distributed through the Company's pipeline system to customers. A by- product of the process was coal tar, and the potential exists for on-site tar waste contaminants at both former plant sites. The extent of contaminants at these sites is unknown at this time, and the Company has not performed a formal analysis at the Roanoke Gas Company MGP site. An analysis at the Bluefield Gas Company site indicates some contamination. The Company, with concurrence of legal counsel, does not believe any events have occurred requiring regulatory reporting. Further, the Company has not received any notices of violation or liabilities associated with environmental regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of these prior operations. Therefore, the Company has no plans for subsurface remediation at either of the MGP sites. Should the Company eventually be required to remediate either of the MGP sites, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. Based upon prior orders of the State Corporation Commission of Virginia related to environmental matters at other companies, the Company believes it will be able to recover prudently incurred costs. Additionally, a stipulated rate case agreement between the Company and the West Virginia Public Service Commission recognizes the Company's right to defer MGP clean-up costs, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required clean-up of either MGP site, the Company anticipates recording a regulatory asset for such clean-up costs which are anticipated to be recoverable in future rates. Based on anticipated regulatory actions and current practices, management believes that any costs incurred related to the previously-mentioned environmental matters will not have a material effect on the Company's consolidated financial position.

(13)  Commitments

         The Company has nine short-term contracts with seven natural gas suppliers requiring the purchase of approximately 2,149,000 DTH of natural gas at varying prices during the period October 1, 1997 through September 30, 1998. The Company has also provided notice of bid awards to two natural gas suppliers, and anticipates these notices to result in contracts to purchase an additional 1,703,000 DTH of natural gas at varying prices during fiscal year 1998. In addition, the Company has short-term contracts with three propane suppliers requiring the purchase of 2,952,500 gallons of propane during the period October 1, 1997 through September 30, 1998. Management does not anticipate that these contracts will have a material impact on the Company's fiscal year 1998 consolidated results of operations.

         During 1997, the Company entered into a purchase commitment to acquire certain net assets of an area propane company. The total purchase price under this commitment will be satisfied through the issuance of 35,097 shares of Company common stock. The acquisition, which is expected to be consummated in November 1997, will be accounted for under the purchase method of accounting.

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(14)  Fair Value of Financial Instruments

         Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (Statement 107), requires the Company to disclose estimated fair values of certain of its financial instruments. Statement 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

         The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate fair value.

Cash and Cash Equivalents

         The carrying amount is a reasonable estimate of fair value.

Long-term Debt

         The fair value of long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities.

Borrowings Under Lines of Credit

         The carrying amount is a reasonable estimate of fair value since the rates of interest paid on borrowings under lines of credit approximate market rates.

         The carrying amounts and approximate fair values of the Company's financial instruments requiring disclosure under Statement 107 at September 30, 1997 and 1996 are as follows:

                                                                         September 30,
-------------------------------------------------------------------------------------------------------------------

                                                         1997                                   1996
-------------------------------------------------------------------------------------------------------------------

                                               Carrying       Approximate              Carrying      Approximate
                                                Amounts       Fair Values               Amounts      Fair Values
-------------------------------------------------------------------------------------------------------------------

Financial Assets:
     Cash and cash equivalents             $    116,045         116,045                633,322          633,322
-------------------------------------------------------------------------------------------------------------------

Total financial assets                     $    116,045         116,045                633,322          633,322
-------------------------------------------------------------------------------------------------------------------

Financial Liabilities:
     Long-term debt                        $ 20,222,124      21,384,604             20,891,547       22,057,130
     Borrowings under lines of credit         7,129,000       7,129,000              6,652,500        6,652,500
-------------------------------------------------------------------------------------------------------------------

Total financial liabilities                $ 27,351,124      28,513,604             27,544,047       28,709,630
-------------------------------------------------------------------------------------------------------------------

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision.
Changes in assumptions could significantly affect the estimates.

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(14)  Fair Value of Financial Instruments (continued)

     Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.
Significant assets that are not considered financial assets include utility plant, nonutility property, current deferred income taxes, purchased gas adjustments and other assets; significant liabilities that are not considered financial liabilities are refunds from suppliers - due customers, noncurrent deferred income taxes and deferred investment tax credits. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

--------------------------------------------------------------------------------

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CON-TAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                           ---------------------------


                                TABLE OF CONTENTS
                                                                            Page

Prospectus Summary............................................................3
The Company...................................................................5
Use of Proceeds...............................................................5
Price Range of Common Stock And Dividends.....................................6
Capitalization................................................................6
Selected Consolidated Financial And Operating
   Information................................................................8
Management's Discussion And Analysis of
   Financial Condition And Results of Operations..............................9
Business.....................................................................14
Security Ownership of Certain Beneficial Owners
   And Management............................................................19
Management...................................................................20
Description of Common Stock..................................................22
Underwriting.................................................................24
Legal Opinions...............................................................25
Experts......................................................................25
Available Information........................................................25
Incorporation of Certain Documents by Reference..............................25
Index to Consolidated Financial Statements..................................F-1



--------------------------------------------------------------------------------








                                 165,000 SHARES










                               ROANOKE GAS COMPANY



                                  COMMON STOCK





                      ------------------------------------


                                   PROSPECTUS

                      ------------------------------------









                           Scott & Stringfellow, Inc.










--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

         The following sets forth the costs and expenses to be incurred in connection with the offering. Each amount, except for the SEC registration fee, is estimated.

         SEC registration fee...................................$  1,055

         Accounting fees and expenses...........................  25,000

         Blue Sky fees and expenses.............................   2,500

         Legal fees and expenses................................  35,000

         Printing, binding and postage..........................   6,000

         Miscellaneous..........................................  10,445

         TOTAL..................................................$ 80,000

Item 15.  Indemnification of Officers and Directors.

         Section 13.1-692.1 of the Code of Virginia, as amended, places a limitation on the liability of officers and directors of a corporation in any proceeding brought by or in the right of the corporation or brought by or on behalf of shareholders of the corporation. The damages asserted against an officer or director arising out of a single transaction, occurrence, or course of conduct shall not exceed the greater of $100,000 or the amount of cash compensation received by the officer or director from the corporation during the 12 months immediately preceding the act or omission for which liability was imposed. The statute also authorizes the corporation, in its articles of incorporation or, if approved by the shareholders, in its bylaws, to provide for a different specific monetary limit on, or to eliminate entirely, liability. The liability of an officer or director shall not be limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law. The Company has not taken action to establish a different limit on liability from that set forth in the statute.

         Sections 13.1-697 and 13.1-702(2) of the Code of Virginia, as amended, permits any Virginia corporation to indemnify an officer or director against liability incurred in a proceeding if such officer or director conducted himself in good faith and believed (i) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; and (ii) in all other cases, that his conduct was at least not opposed to its best interests. In the case of a criminal proceeding, a corporation may indemnify an officer or director made a party to such proceeding if he had no reasonable cause to believe that his conduct was unlawful. A corporation may not indemnify an officer or director under ss. 13.1-697 (i) in connection with a proceeding by or in the right of the corporation in which he was adjudged liable to the corporation; or (ii) in connection with any other proceeding charging improper personal benefit to him in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under ss. 13.1-697 in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. Further, Virginia Code ss.ss. 13.1-698 and 13.1-702(1) provide that, unless limited by its articles of incorporation, a corporation is required to provide indemnification to an officer or director who entirely prevails in the defense of any proceeding to which he was a party because he is or was an officer or director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

         A corporation may pay for or reimburse the reasonable expenses incurred by an officer or director who is a party to a proceeding in advance of final disposition of the proceeding if certain statements and undertakings are made by the officer or director and a determination is made that the facts as then known would not preclude indemnification. Va. Code ss. 13.1-699. In addition, an officer or director of the corporation who is a party to a proceeding may apply for advances or reimbursement of expenses and for indemnification to the court conducting the proceeding or seek advances, reimbursement, or indemnification in another court of competent jurisdiction. The court shall order advances, reimbursement, or indemnification if it determines the officer or director is entitled to such advances, reimbursement, or indemnification, in which case the court shall also order the corporation to pay the officer's or director's reasonable expenses incurred to obtain the order. With respect to a proceeding by or in the right of the corporation, the court may order indemnification to the extent of the officer's or director's reasonable expenses if it determines that, considering all the relevant circumstances, the officer or director is entitled to indemnification even though he was adjudged liable, and may also order the corporation to pay the officer's and director's reasonable expenses incurred to obtain the order. Va. Code ss. 13.1-700.1. In such a proceeding, no presumption is created by the fact that either the corporation has not considered the question of indemnification or that the corporation has denied indemnification. A corporation is given the power to make further indemnity to any officers or directors that may be authorized by the articles of incorporation or any bylaw made by the shareholders or any resolution adopted, before or after the event, by the shareholders, except an indemnity against the officer's or director's willful misconduct or a knowing violation of the criminal law. Va. Code ss. 13.1-704.

         Article IV of the Company's Bylaws contains provisions indemnifying officers, directors, employees and agents of the Company in certain circumstances against expenses, judgments, fines and amounts paid in settlement in substantially the same manner provided for under the provisions of Virginia law summarized above.

         The Company maintains a directors' and officers' legal liability insurance policy in the amount of $2,000,000, issued by the Chubb Group Insurance Companies. The policy provides coverage up to 100% of its face amount, subject to certain deductible or retention amounts. In general, the policy insures (i) the Company's directors and officers against losses by reason of their wrongful acts, and/or (ii) the Company against claims against the directors and officers by reasons of their wrongful acts for which the Company is required to indemnify or pay, all as such terms are defined in the policy and subject to the terms, conditions and exclusions contained therein.

Item 16.       Exhibits
--------       --------

1              Draft form of Underwriting Agreement

4(a) Specimen copy of certificate for Roanoke Gas Company Common Stock, $5.00 par value (incorporated herein by reference to Exhibit 4(a) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1992)

4(b) Article I of the Bylaws of Roanoke Gas Company (incorporated herein by reference to Exhibit 3(a) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1997)

5              Opinion of Woods, Rogers & Hazlegrove, P.L.C.

10(a)          Firm Transportation  Agreement between East Tennessee Natural
               Gas Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(a) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(b) Interruptible Transportation Agreement between East Tennessee Natural Gas Company and Roanoke Gas Company dated July 1, 1991 (incorporated herein by reference to Exhibit 10(b) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(c) NTS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated October 25, 1994 (incorporated herein by reference to Exhibit 10(c) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(d) SIT Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 30, 1993 (incorporated herein by reference to Exhibit 10(d) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(e) FSS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(e) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(f) FTS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(f) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(g) SST Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(g) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(h) ITS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(h) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(i) FTS-1 Service Agreement between Columbia Gulf Transmission Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(i) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(j) ITS-1 Service Agreement between Columbia Gulf Transmission Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(j) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(k) Gas Transportation Agreement, for use under FT-A rate schedule, between Tennessee Gas Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(k) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(l) Gas Transportation Agreement, for use under IT rate schedule, between Tennessee Gas Pipeline Company and Roanoke Gas Company dated September 1, 1993 (incorporated herein by reference to Exhibit 10(l) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(m) Gas Storage Contract under rate schedule FS (Production Area) Bear Creek II between Tennessee Gas Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(m) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(n) Gas Storage Contract under rate schedule FS (Production Area) Bear Creek I between Tennessee Gas Pipeline Company and Roanoke Gas Company dated September 1, 1993 (incorporated herein by reference to Exhibit 10(n) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(o) Certificate of Public Convenience and Necessity for Bedford County dated February 21, 1966 (incorporated herein by reference to Exhibit 10(o) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(p) Certificate of Public Convenience and Necessity for Roanoke County dated October 19, 1965 (incorporated herein by reference to Exhibit 10(p) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(q) Certificate of Public Convenience and Necessity for Botetourt County dated August 30, 1966 (incorporated herein by reference to Exhibit 10(q) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(r)          Certificate  of  Public   Convenience   and  Necessity  for
               Montgomery County dated July 8, 1985 (incorporated herein by reference to Exhibit 10(r) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(s) Certificate of Public Convenience and Necessity for Tazewell County dated March 25, 1968 (incorporated herein by reference to Exhibit 10(s) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(t) Certificate of Public Convenience and Necessity for Franklin County dated September 8, 1964 (incorporated herein by reference to Exhibit 10(t) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(u) Ordinance of the Town of Bluefield, Virginia dated August 25, 1986 (incorporated herein by reference to Exhibit 10(u) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(v) Ordinance of the City of Bluefield, West Virginia dated as of August 23, 1979 (incorporated herein by reference to Exhibit 10(v) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(w) Resolution of the Council for the Town of Fincastle, Virginia dated June 8, 1970 (incorporated herein by reference to Exhibit 10(f) of Registration Statement No. 33-11383, on Form S-4, filed with the Commission on January 16, 1987)

10(x) Resolution of the Council for the Town of Troutville, Virginia dated November 4, 1968 (incorporated herein by reference to Exhibit 10(g) of Registration Statement No. E33-11383, on Form S-4, filed with the Commission on January 16, 1987)

10(y)          Consulting  Agreement  between Albert W. Buckley and Roanoke
               Gas Company dated February 20, 1992 (incorporated herein by reference to Exhibit 10(b)(b) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1992)

10(z) Consulting Contract between A. Anson Jamison and Roanoke Gas Company dated March 27, 1990 (incorporated herein by reference to Exhibit 10(c)(c) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(a)(a)       Contract  between  Roanoke Gas  Company and  Diversified
               Energy Services, Inc. dated December 18, 1978 (incorporated herein by reference to Exhibit 10(e)(e) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August
               29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(b)(b) Service Agreement between Bluefield Gas Company and Commonwealth Public Service Corporation dated January 1, 1981 (incorporated herein by reference to Exhibit 10(f)(f) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(c)(c)       Retirement Payment Agreement between Arthur T. Ellett and
               Roanoke Gas Company dated April 6, 1972 (incorporated herein by reference to Exhibit 10(g)(g) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(d)(d) Consulting Services Agreement between Edward C. Dunbar and Roanoke Gas Company dated February 25, 1991 (incorporated herein by reference to Exhibit 10(h)(h) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

10(e)(e)       Consultation  Contract  between  Gordon  C.  Willis  and
               Roanoke Gas Company dated April 29, 1991 (incorporated herein by reference to Exhibit 10(i)(i) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

10(f)(f) Gas Storage Contract under rate schedule FS (Market Area) Portland between Tennessee Gas Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(k)(k) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(g)(g) FTS Service Agreement between Columbia Gas Transmission Corporation and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(l)(l) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(h)(h) ITS Service Agreement between Columbia Gas Transmission Corporation and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(m)(m) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(i)(i) FSS Service Agreement between Columbia Gas Transmission Corporation and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(n)(n) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(j)(j) SST Service Agreement between Columbia Gas Transmission Corporation and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(o)(o) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(k)(k)       FTS-1   Service   Agreement   between   Columbia   Gulf
               Transmission Company and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(p)(p) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(l)(l) Roanoke Gas Company Key Employee Stock Option Plan (incorporated herein by reference to Exhibit 10(q)(q) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1995)

10(m)(m) Roanoke Gas Company Stock Bonus Plan (incorporated herein by reference to Exhibit 10(r)(r) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1995)

10(n)(n) Gas Franchise Agreement between the Town of Vinton, Virginia, and Roanoke Gas Company dated July 2, 1996 (incorporated herein by reference to Exhibit 10(n)(n) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

10(o) (o)      Gas  Franchise  Agreement  between  the  City of  Salem,
               Virginia,   and   Roanoke   Gas   Company   dated  July  9,  1996
               (incorporated  herein by reference to Exhibit  10(o)(o) of Annual
               Report on Form 10-K for the fiscal year ended September 30, 1996)

10(p)(p) Gas Franchise Agreement between the City of Roanoke, Virginia, and Roanoke Gas Company dated July 12, 1996 (incorporated herein by reference to Exhibit 10(p)(p) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

10(q)(q)       Consulting Agreement between W. Bolling Izard and Roanoke
               Gas Company dated January 27, 1997 (incorporated herein by reference to Exhibit 10(q)(q) of Annual Report on Form 10-K for the fiscal year ended September 30, 1997)

10(r)(r) Roanoke Gas Company Restricted Stock Plan for Outside Directors (incorporated herein by reference to Exhibit 10(r)(r) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

16 Letter of KPMG Peat Marwick LLP regarding change in accountants (incorporated herein by reference to Exhibit 99 of Form 8-K dated December 19, 1997)

23(a)          Consent of KPMG Peat Marwick LLP

23(b)          Consent  of  Woods,  Rogers &  Hazlegrove,  P.L.C.  (included  in
               Exhibit 5)

24             Power of Attorney

Item 17.  Undertakings.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                      ------------------------------------


         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      ------------------------------------


         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed by the undersigned, thereunto duly authorized, in the City of Roanoke, Commonwealth of Virginia on December 31, 1997.


                                     ROANOKE GAS COMPANY


                                     By: s/ FRANK A. FARMER, JR.
                                        ------------------------
                                          Frank A. Farmer, Jr.
                                          President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of December 31, 1997.

         Signature                                                      Title
         ---------                                                      -----
s/ FRANK A. FARMER, JR.                                       President, Chief Executive Officer
--------------------------------                              and Director
  (Frank A. Farmer, Jr.)


s/ JOHN B. WILLIAMSON, III                                    Vice President-Rates and Finance
--------------------------------                              (Principal Financial Officer)
  (John B. Williamson, III)


s/ ROGER L. BAUMGARDNER                                       Vice President, Secretary and Treasurer
--------------------------------                              (Principal Accounting Officer)
  (Roger L. Baumgardner)


s/ LYNN D. AVIS                *                              Director
--------------------------------
  (Lynn D. Avis)


s/ ABNEY S. BOXLEY, III        *                              Director
--------------------------------
  (Abney S. Boxley, III)


s/ FRANK T. ELLETT             *                              Director
--------------------------------
  (Frank T. Ellett)

s/ WILBUR L. HAZLEGROVE        *                              Director
--------------------------------
  (Wilbur L. Hazlegrove)

s/ J. ALLEN LAYMAN             *                              Director
--------------------------------
  (J. Allen Layman)


s/ JOHN H. PARROTT             *                              Director
--------------------------------
  (John H. Parrott)


                                                              Director
--------------------------------
  (Thomas L. Robertson)


s/ S. FRANK SMITH              *                              Director
--------------------------------
  (S. Frank Smith)



*By John B. Williamson, III
--------------------------------
     John B. Williamson, III
     Attorney-in-fact

                                INDEX TO EXHIBITS

Exhibit No.       Description
-----------       -----------

1                 Draft form of Underwriting Agreement

4(a)              Specimen  copy of  certificate  for  Roanoke  Gas Company
                  Common  Stock,  $5.00  par  value   (incorporated   herein  by
                  reference to Exhibit 4(a) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1992)

4(b)              Article  I  of  the  Bylaws  of  Roanoke   Gas   Company
                  (incorporated herein by reference to Exhibit 3(a) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1997)

5                 Opinion of Woods, Rogers & Hazlegrove, P.L.C.

10(a) Firm Transportation Agreement between East Tennessee Natural Gas Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(a) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(b)             Interruptible   Transportation   Agreement  between  East
                  Tennessee Natural Gas Company and Roanoke Gas Company dated July 1, 1991 (incorporated herein by reference to Exhibit 10(b) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(c) NTS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated October 25, 1994 (incorporated herein by reference to Exhibit 10(c) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(d) SIT Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 30, 1993 (incorporated herein by reference to Exhibit 10(d) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(e) FSS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(e) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(f) FTS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(f) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(g) SST Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(g) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(h) ITS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(h) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(i) FTS-1 Service Agreement between Columbia Gulf Transmission Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(i) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(j) ITS-1 Service Agreement between Columbia Gulf Transmission Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(j) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(k) Gas Transportation Agreement, for use under FT-A rate schedule, between Tennessee Gas Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(k) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(l) Gas Transportation Agreement, for use under IT rate schedule, between Tennessee Gas Pipeline Company and Roanoke Gas Company dated September 1, 1993 (incorporated herein by reference to Exhibit 10(l) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(m)             Gas Storage  Contract  under rate schedule FS  (Production
                  Area) Bear Creek II between Tennessee Gas Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(m) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(n)             Gas Storage  Contract  under rate schedule FS  (Production
                  Area) Bear Creek I between Tennessee Gas Pipeline Company and Roanoke Gas Company dated September 1, 1993 (incorporated herein by reference to Exhibit 10(n) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(o) Certificate of Public Convenience and Necessity for Bedford County dated February 21, 1966 (incorporated herein by reference to Exhibit 10(o) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(p) Certificate of Public Convenience and Necessity for Roanoke County dated October 19, 1965 (incorporated herein by reference to Exhibit 10(p) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(q) Certificate of Public Convenience and Necessity for Botetourt County dated August 30, 1966 (incorporated herein by reference to Exhibit 10(q) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(r) Certificate of Public Convenience and Necessity for Montgomery County dated July 8, 1985 (incorporated herein by reference to Exhibit 10(r) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(s) Certificate of Public Convenience and Necessity for Tazewell County dated March 25, 1968 (incorporated herein by reference to Exhibit 10(s) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(t) Certificate of Public Convenience and Necessity for Franklin County dated September 8, 1964 (incorporated herein by reference to Exhibit 10(t) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(u)             Ordinance of the Town of Bluefield,  Virginia dated August
                  25, 1986 (incorporated herein by reference to Exhibit 10(u) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(v)             Ordinance of the City of Bluefield, West Virginia dated as of  August  23,  1979  (incorporated  herein by  reference  to
                  Exhibit 10(v) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19,
                  1990)

10(w) Resolution of the Council for the Town of Fincastle, Virginia dated June 8, 1970 (incorporated herein by reference to Exhibit 10(f) of Registration Statement No. 33-11383, on Form S-4, filed with the Commission on January 16, 1987)

10(x) Resolution of the Council for the Town of Troutville, Virginia dated November 4, 1968 (incorporated herein by reference to Exhibit 10(g) of Registration Statement No. E33-11383, on Form S-4, filed with the Commission on January 16, 1987)

10(y)             Consulting Agreement between Albert W. Buckley and Roanoke
                  Gas Company dated February 20, 1992 (incorporated herein by reference to Exhibit 10(b)(b) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1992)

10(z)             Consulting  Contract  between A. Anson Jamison and Roanoke
                  Gas Company dated March 27, 1990 (incorporated herein by reference to Exhibit 10(c)(c) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(a)(a)          Contract  between  Roanoke Gas Company and Diversified
                  Energy Services, Inc. dated December 18, 1978 (incorporated herein by reference to Exhibit 10(e)(e) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(b)(b) Service Agreement between Bluefield Gas Company and Commonwealth Public Service Corporation dated January 1, 1981 (incorporated herein by reference to Exhibit 10(f)(f) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(c)(c) Retirement Payment Agreement between Arthur T. Ellett and Roanoke Gas Company dated April 6, 1972 (incorporated herein by reference to Exhibit 10(g)(g) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10(d)(d) Consulting Services Agreement between Edward C. Dunbar and Roanoke Gas Company dated February 25, 1991 (incorporated herein by reference to Exhibit 10(h)(h) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

10(e)(e)          Consultation  Contract  between  Gordon C. Willis and
                  Roanoke Gas Company dated April 29, 1991 (incorporated herein by reference to Exhibit 10(i)(i) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

10(f)(f)          Gas Storage  Contract  under rate  schedule FS (Market
                  Area) Portland between Tennessee Gas Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(k)(k) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(g)(g)          FTS   Service   Agreement   between   Columbia   Gas
                  Transmission Corporation and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(l)(l) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(h)(h)          ITS   Service   Agreement   between   Columbia   Gas
                  Transmission Corporation and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(m)(m) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(i)(i)          FSS   Service   Agreement   between   Columbia   Gas
                  Transmission Corporation and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(n)(n) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(j)(j)          SST   Service   Agreement   between   Columbia   Gas
                  Transmission Corporation and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(o)(o) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(k)(k)          FTS-1  Service   Agreement   between  Columbia  Gulf
                  Transmission Company and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(p)(p) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10(l)(l) Roanoke Gas Company Key Employee Stock Option Plan (incorporated herein by reference to Exhibit 10(q)(q) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1995)

10(m)(m) Roanoke Gas Company Stock Bonus Plan (incorporated herein by reference to Exhibit 10(r)(r) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1995)

10(n)(n) Gas Franchise Agreement between the Town of Vinton, Virginia, and Roanoke Gas Company dated July 2, 1996
                  (incorporated herein by reference to Exhibit 10(n)(n) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

10(o)(o) Gas Franchise Agreement between the City of Salem, Virginia, and Roanoke Gas Company dated July 9, 1996
                  (incorporated herein by reference to Exhibit 10(o)(o) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

10(p)(p) Gas Franchise Agreement between the City of Roanoke, Virginia, and Roanoke Gas Company dated July 12, 1996 (incorporated herein by reference to Exhibit 10(p)(p) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

10(q)(q)          Consulting  Agreement  between W.  Bolling  Izard and
                  Roanoke Gas Company dated January 27, 1997 (incorporated herein by reference to Exhibit 10(q)(q) of Annual Report on Form 10-K for the fiscal year ended September 30, 1997)

10(r)(r)          Roanoke Gas Company  Restricted Stock Plan for Outside
                  Directors   (incorporated   herein  by  reference  to  Exhibit
                  10(r)(r) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

16                Letter  of  KPMG  Peat   Marwick  LLP   regarding   change  in
                  accountants (incorporated herein by reference to Exhibit 99 of Form 8-K dated December 19, 1997)

23(a)             Consent of KPMG Peat Marwick LLP

23(b)             Consent of Woods,  Rogers &  Hazlegrove,  P.L.C.  (included in
                  Exhibit 5)

24                Power of Attorney